GROWING A BUSINESS AS GREAT AS OUR PRODUCTS


05001485

DEERE & COMPANY 2004 ANNUAL REPORT



TARGETING GROWTH ON A GLOBAL SCALE



Global expansion is an important part of the John Deere growth story. Sales outside of the U.S. and Canada have been on a steep rise for some time, topping $5 billion in 2004, nearly twice the level of 1999. These operations are solidly profitable and are expected to play a major role in Deere's plans for SVA (Shareholder Value Added) growth. Operating profit outside the U.S. and Canada almost doubled last year, to $621 million.

John Deere's focus on winning new customers in Europe continues to produce solid results. One key reason: an expanded and updated product line including the highly successful 5020 full-frame tractor, shown here.

Further, Deere is extending its global product platforms to South America, which is emerging as a particularly attractive growth area. The company has produced combines, tractors and diesel engines in the region for some time and recently broke ground for a new tractor factory in the state of Rio Grande do Sul in Brazil.

Other promising growth areas include India and China, where Deere already has a manufacturing and marketing presence. These countries are also becoming important sources of components and products such as the value-priced 5003 tractor, which is being exported to the U.S.

In addition, Deere is the global leader in forestry equipment, thanks in part to the success of highly efficient cut-to-length technology. About half of Deere's forestry sales are made outside of the U.S. and Canada.


DEERE
824J

JOHN DEERE MANAGEMENT TEAM. From left: Samuel Allen, David Everitt, James Jenkins, Robert Lane, John Jenkins, Nathan Jones, Pierre Leroy and H.J. Markley. Shown with the 824J four-wheel-drive loader – the largest, most productive model in the growing John Deere loader line.

GROWING A PERFORMANCE-BASED BUSINESS



John Deere had a terrific year in 2004. Our actions to build a great business combined with better market conditions to drive sales and earnings to record highs. Also of great importance, we continued to introduce advanced new products and bring the power and value of the John Deere brand to a growing global audience. These results are further proof of our success in building a new type of performance-driven business that's expected to yield sustainable improvements well into the future.

For last year, fiscal 2004, Deere reported net income of $1.406 billion on total net sales and revenues of $19.99 billion. Compared with 2003, earnings more than doubled on a 29 percent gain in revenue. In all three of our equipment businesses, sales and profits reached a record level for the year. In addition, the company increased the quarterly dividend rate by 27 percent, repurchased 3 million shares, and recently announced plans to buy back up to $1 billion of Deere stock in the future.

John Deere businesses are establishing a more efficient cost and asset structure. Since 2001, operating asset turns have more than doubled, to 2.4 times last year. Equipment operating margins, which were slightly negative in 2001, neared 11 percent in 2004. As a result, our equipment operations had OROA, or operating return on operating assets, of 25.5 percent for the year. On an enterprise basis, SVA increased by over $1 billion last year and was fully $2 billion above the level of 2001. SVA, or Shareholder Value Added, is the difference between operating profit and pretax cost of capital. All of Deere's major business divisions made a positive contribution to SVA in 2004. *(For more on SVA and OROA, see page 8.)*

Aligned Teamwork: Beyond Better Markets

Improved economic conditions aided our performance last year. But market strength was only part of the story. Our recent success is also due to a major shift that is taking place in the collective mindset of our employee and management group. It is based primarily on improved alignment and teamwork. Deere employees are aligned with our business objectives as never before, and are being evaluated and compensated accordingly.

Alignment in this case takes several forms. Some 18,000 salaried employees follow performance plans geared to their own responsibilities and development potential. These individually tailored plans, which reflect the objectives of each business unit and the overall company, are updated annually and formally reviewed twice a year. Even John Deere products share in our alignment strategy. Almost 100 product families follow detailed blueprints for reaching our performance goals and, specifically, for recording SVA-positive results in all types of markets.

Deere people are united in their pursuit of our goals – and a new compensation system that became fully effective in 2004 further aligns employee, customer, and investor interests. Yearly bonus payments for salaried employees are now directly linked to divisional OROA in the equipment operations and ROE, or return on equity, in financial services. Further payouts are possible, under

FINANCIAL HIGHLIGHTS


$13,947
$15,535
$19,986
02
03
04
Net Sales & Revenues (MM)
$817
$1,212
$2,376
02
03
04
Operating Profit (MM)
$319
$643
$1,406
02
03
04
Net Income (MM)

DRIVING GROWTH IN PLANTER SALES IS THE JOHN DEERE 1790 PLANTER, EQUIPPED WITH THE NEW PRO-SERIESXP ROW UNIT. ITS 100-BUSHEL CENTRAL COMMODITY SYSTEM CUTS REFILL TIME IN HALF VERSUS NON-BULK SYSTEMS. PLUS, THE PLANTER FOLDS TO A COMPACT 12-FOOT WIDTH FOR TRANSPORT.



our medium-term plan, when returns exceed the cost of capital over a multi-year period. Deere's new compensation program rewards sustained exceptional performance and exceptional service to our customers.

As a result, John Deere is well on the way to establishing a performance-based culture, built on teamwork, which helps leverage the skills of our people and maximize the performance of our businesses.

Gearing for Global Growth

Deere is stepping up its emphasis on disciplined growth. Specifically, we are targeting SVA gains of 6 to 7 percent a year on average over a cycle. This goal clearly requires increased sales – and sales that are likely to take place on an increasingly global stage.

Our focus on winning new customers in Europe is continuing to produce solid results thanks in large part to an advanced product line, including the 5020 full-frame tractor. It features large-tractor technology in a smaller package and has been a real success with European customers. Deere sales in Europe saw a further increase last year with notable gains occurring in Spain, England and Russia.

Elsewhere, South America continues to be an important growth engine for John Deere. Agriculture is growing fast there and Deere is adding production capacity to meet the increasing demand for our farm machinery. We recently broke ground for a new tractor factory in the southern part of Brazil and are planning initial production in 2006. With this capacity, Deere will be able to produce a higher volume of tractors and a broader range of models favored by South American farmers.

Other nations have positive growth potential as well. Deere already has a manufacturing presence in China and India, both of which are expected to become important markets, as well as sources of components and other products. In addition, we're confident that Eastern Europe, notably Poland, and the former Soviet states throughout Europe and Asia will continue their growth as important markets.

In support of higher global equipment sales, Deere is building its financing capacity as well. With a credit presence in 13 countries outside of the U.S. and Canada, we can finance sales in most every major market where John Deere products are available. Our international portfolio (outside the U.S. and Canada) grew by about 25 percent last year on a constant-exchange basis and now exceeds $2 billion. Moreover, portfolio quality is high – consistent with our experience in the U.S.

Winning a Broader Range of Customers

Customer expansion is another cornerstone of our growth strategy. In the U.S., we're moving aggressively to expand and upgrade our product offerings for large property owners, professional landscapers, commercial mowing businesses, custom spraying and baling operations, and major construction contractors. On the product side, this focus is expected to support higher sales of compact tractors, self-propelled sprayers, commercial mowing equipment and larger models of construction equipment. We see considerable growth potential in all these markets. At the same time, we are targeting further gains with our core farm, construction, forestry, and lawn-care customers.

Growth can take the form of innovative technology and services, too. Through Deere Ag Management Solutions (AMS), customers can use global-positioning technology to measure and record harvest yields, control seeding and spraying application rates, and keep their equipment on a steady course in the field. Sales of AMS products doubled last year and are helping farmers get even more value from their equipment.

Another example of growth built on service is John Deere Landscapes, which had higher sales and a further improvement in its financial results for 2004. Through nearly 250 store locations, this operation serves the needs of landscape-service professionals with irrigation and nursery-related supplies.



GROWTH IN SALES OF COMMERCIAL MOWING EQUIPMENT WAS DRAMATIC LAST YEAR, THANKS TO PRODUCTS SUCH AS THE JOHN DEERE 797 Z-TRAK MOWER. THE MODEL COMBINES THE ADVANTAGES OF LARGER MOWING EQUIPMENT WITH THE AGILITY OF ZERO-TURN TECHNOLOGY.



Building a Great Business

Even as our drive for growth shifts to a higher gear, Deere is continuing to build on its recent gains in asset management and cost control. In this respect, our businesses are targeting a 20 percent return on operating assets at mid-cycle sales in any given year. We are also aiming for returns equaling our cost of capital at the cycle's trough.

Asset Management. For some time now, we've talked about how our focus on improved order fulfillment is helping Deere produce more closely in line with demand at the retail level. Balancing production with demand is at the heart of our effort to operate with a leaner slate of assets – and we've made a great deal of progress. Trade receivables and inventories ended 2004 at about the same level as 1998, a year in which sales were almost $6 billion less.

Running with lean assets is one thing; meeting customer needs is another. We accomplished both in 2004. Despite the rapid shift in market conditions, Deere was able to work with its agile and committed supply base to secure raw materials as needed, while delivering exceptional service to customers. As a result, the company was in position to fully participate in the strong market upswing now under way.

Cost Management. We're holding the line on costs, too. Cost reduction has become a priority part of new-product development, including a focus on reduced product complexity. As an example, the redesigned John Deere 4020 compact tractors came to market with about half as many part numbers as the previous model and some 85 percent fewer product configurations. That had a positive effect on manufacturing costs and simplified asset management. Customers benefited too, as the new products included more power, more features and greater value.

Clearly, we've made dramatic progress transforming Deere into a trimmer and more efficient organization. We're well on our way to better managing the cyclical impact of our businesses and earning our cost of capital – achieving positive SVA – in all types of market conditions.

Performance That Endures

Deere has ambitious goals but we also have a formidable array of assets to help get the job done. Deere people are unmatched in their commitment and market knowledge, while our worldwide dealer network is unparalleled in providing responsive service support. Dealers are a big reason so many productive farmers, contractors and others have joined the ranks of John Deere customers. Our products, of course, continue to stand alone in productivity, innovation and value – as the case has been for nearly 170 years.

Our actions of recent years have been directed to making John Deere the business, and John Deere the investment, as well-regarded as the products themselves. What's more, we've had great success building a performance-driven culture based on aligned teamwork. In our eyes, the powerful impact of 46,000 highly committed employees united in a common cause and moving in a common direction should not be underestimated.

We're proud of the company's long, distinguished heritage and appreciative of the employees, past and present, who have created the solid, value-based foundation on which we are building the future. Our plans for growing a great business are right on track. And, with the support of our customers, employees, investors and partners, we're confident Deere can continue producing strong results in the years ahead.

Sincerely, December 21, 2004

Robert W. Lane



GROWING GLOBALLY, DEERE'S FORESTRY SALES STAGED A STRONG INCREASE IN 2004. ONE REASON: PRODUCTS LIKE THE TIMBERJACK 1470D HARVESTER. IT'S AN INDUSTRY STANDARD IN CUT-TO-LENGTH HARVESTING – A PROCESS THAT LIMITS WASTE AND MAXIMIZES THE VALUE OF THE WOOD BEING CUT.

$1,041

TARGETING GROWTH IN SHAREHOLDER VALUE ADDED


($462)
($33)
04
03
02

Deere Enterprise
Shareholder Value Added -
SVA (MM)

2004 Highlights

- Deere-enterprise Shareholder Value Added, or SVA, reaches $1.04 billion for year – more than twice previous (1997) record. (SVA is operating profit less an implied charge for capital.)
- Operating profit surges to $2.38 billion, reflecting record operating profit in all three equipment divisions.
- Performance being aided by a continued focus on asset and operating efficiency, plus positive customer response to company products and services.
- Equipment operations have Operating Return on Operating Assets, or OROA, of 25.5% vs. 10.2% in 2003. (Financial Services ROE is 13.6%.)
- Operating margins for equipment operations more than double – to 10.8% – with help from higher sales and continuing emphasis on cost management.
- Working-capital levels (trade receivables plus company-owned inventories) continue to move lower in relation to sales.
- Asset turns reach 2.4 times – more than twice level of 2001.

Financial Services


$90
$33
($5)
03
04
02

SVA (MM)

2004 Highlights

- Credit operations remain strong; net income reaches $306 million.
- Managed portfolio grows 13%, to $18.6 billion, with support from higher retail and revolving-charge balances.
- Portfolio quality remains high – write-offs hit lowest point in over a decade.
- Health care has lower net income – $3 million vs. $19 million in 2003 – due in part to higher medical-claims costs.
  - Operations play continuing role in delivering quality health care to many John Deere employees, while restraining growth in employee medical expense.

Agricultural Equipment


$622
($69)
($106)
02
03
04
SVA (MM)

2004 Highlights

- Stronger markets propel 31% sales increase and strong rise in operating profit, to $1.072 billion.
- Operating margin reaches 11% and asset turns increase to 2.6 times.
- Substantial market-share gains made in key categories such as large tractors and combines.
- Sales outside the U.S. and Canada rise strongly, accounting for almost half of Deere's worldwide farm-machinery total.
- Further advances in new products include recently introduced self-propelled sprayers. The 4720 and 4920 models are Deere's largest and most-productive ever.
- Waterloo factory redevelopment proceeds on schedule; project at company's primary U.S. tractor-production facility (scheduled for completion in 2006) targets improvements in cost, quality and asset management.

Construction & Forestry

2004 Highlights

- C&F sales jump 54% on major increase in customer demand; operating profit rises more than threefold to new record – $587 million.
- Forestry operations experience strong sales gain, extending Deere's worldwide leadership in cut-to-length technology.
- C&F makes further inroads with major construction contractors – a key customer group accounting for a high percentage of construction-equipment sales.
  - Deere named manufacturer of year by Peter Kiewit Sons', Inc., a leading construction and engineering firm.
- New products, as well as a strong dealer network, support "value proposition" of owning Deere products. Advantages include lower operating costs, increased uptime and higher productivity.


$345
($267)
($41)
04
03
02
SVA (MM)

Commercial & Consumer Equipment


$41
$24
($121)
03
04
02
SVA (MM)

2004 Highlights

- Positive customer response leads to 16% sales rise; operating profit reaches record $246 million.
- C&CE strengthens product offerings in key markets such as utility vehicles, commercial mowing products and compact tractors.
- Sales of zero-turn-radius mowing products stage strong increase.
- New 4020 compact tractor has successful debut. Tractor has far fewer parts and configurations than previous model and pilots Deere effort to reduce product complexity.
- John Deere Landscapes achieves gains in sales and profit; business provides irrigation and nursery-related supplies for growing market.

***Deere Equipment Operations**, to create SVA, are targeting an operating return on average operating assets (OROA) of 20% at mid-cycle sales volumes in any given year – and other ambitious returns at other points in the cycle. (For purposes of this calculation, operating assets are average identifiable assets during the year with inventories valued at standard cost.)*

Deere Equipment Operations

$MM unless indicated	02	03	04
Net Sales	11703	13349	17673
Op Profit	401	708	1905
Avg Assets			
With Inventories @ Std Cost	7147	6925	7477
With Inventories @ LIFO	6229	5965	6482
OROA % @ LIFO	6.4	11.9	29.4
Asset Turns (Std Cost)	1.64	1.93	2.36
Op Margin %	x 3.4	x 5.3	x 10.8
OROA % @ Standard Cost	**5.6**	**10.2**	**25.5**

$MM	02	03	04
Avg Assets @ Std Cost	7147	6925	7477
Op Profit	401	708	1905
Cost of Assets	- 858	- 831	- 897
SVA	**(457)**	**(123)**	**1008**

SVA: Focusing on Growth & Sustainable Performance

Shareholder Value Added (SVA) – essentially, the difference between operating profit and pretax cost of capital – is a metric used by John Deere to evaluate business results and measure sustainable performance.

In arriving at SVA, each equipment segment is assessed a pretax cost of assets – 12% of average identifiable operating assets with inventory at standard cost. (Standard cost approximates FIFO.) Each financial-services business (credit and health care) is assessed a cost of equity – approximately 18% to 19% pretax on a blended basis. The amount of SVA is determined by deducting the asset or equity charge from operating profit.

Additional information on these metrics and their relationship to amounts presented in accordance with GAAP can be found at our Web site, www.JohnDeere.com .

Financial Services

$MM unless indicated	02	03	04
Net Income	262	330	309
Avg Equity	2115	2177	2265
ROE %	**12.4**	**15.2**	**13.6**

$MM	02	03	04
Op Profit	416	504	471
Change in Allowance For Doubtful Receivables	16	17	(8)
SVA Income	432	521	463
Avg Equity	2115	2177	2265
Avg Allowance For Doubtful Receivables	161	160	165
SVA Avg Equity	2276	2337	2430
SVA Income	432	521	463
Cost of Equity	- 437	- 431	- 430
SVA	**(5)**	**90**	**33**

***Deere Financial Services**, to create SVA, are targeting an after-tax return on average equity of 15%. The Financial Services SVA metric is calculated on a pretax basis, with certain adjustments. Operating profit is adjusted for changes in the allowance for doubtful receivables, while the actual allowance is added to the equity base. These adjustments are made to reflect actual write-offs in both income and equity.*

Agricultural Equipment

$MM unless indicated	02	03	04
Net Sales	6792	7390	9717
Op Profit	397	329	1072
Avg Assets			
With Inventories @ Std Cost	3875	3624	3755
With Inventories @ LIFO	3308	3028	3128
OROA % @ LIFO	12.0	10.9	34.3
Asset Turns (Std Cost)	1.75	2.04	2.59
Op Margin %	x 5.8	x 4.45	x 11.0
OROA % @ Standard Cost	**10.2**	**9.1**	**28.5**

$MM	02	03	04
Avg Assets @ Std Cost	3875	3624	3755
Op Profit	397	329	1072
Cost of Assets	- 466	- 435	- 450
SVA	**(69)**	**(106)**	**622**

Construction & Forestry

$MM unless indicated	02	03	04
Net Sales	2199	2728	4214
Op Profit	(75)	152	587
Avg Assets			
With Inventories @ Std Cost	1606	1607	2015
With Inventories @ LIFO	1445	1451	1863
OROA % @ LIFO	(5.2)	10.5	31.5
Asset Turns (Std Cost)	1.37	1.70	2.09
Op Margin %	x (3.4)	x 5.6	x 13.9
OROA % @ Standard Cost	**(4.7)**	**9.5**	**29.1**

$MM	02	03	04
Avg Assets @ Std Cost	1606	1607	2015
Op Profit	(75)	152	587
Cost of Assets	- 192	- 193	- 242
SVA	**(267)**	**(41)**	**345**

Commercial & Consumer Equipment

$MM unless indicated	02	03	04
Net Sales	2712	3231	3742
Op Profit	79	227	246
Avg Assets			
With Inventories @ Std Cost	1666	1694	1707
With Inventories @ LIFO	1476	1486	1491
OROA % @ LIFO	5.4	15.3	16.5
Asset Turns (Std Cost)	1.63	1.91	2.19
Op Margin %	x 2.9	x 7.0	x 6.57
OROA % @ Standard Cost	**4.7**	**13.4**	**14.4**

$MM	02	03	04
Avg Assets @ Std Cost	1666	1694	1707
Op Profit	79	227	246
Cost of Assets	- 200	- 203	- 205
SVA	**(121)**	**24**	**41**

CONTENTS PAGE(S)

MANAGEMENT'S DISCUSSION AND ANALYSIS 10-18

REPORTS OF MANAGEMENT AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM . . 19

CONSOLIDATED FINANCIAL STATEMENTS 20-23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 24-44

SELECTED FINANCIAL DATA 45

RESULTS OF OPERATIONS FOR THE YEARS ENDED OCTOBER 31, 2004, 2003 AND 2002

OVERVIEW

Organization

The company's Equipment Operations primarily generate revenues and cash from the sale of equipment to John Deere dealers and distributors. The Equipment Operations manufacture and distribute a full line of agricultural equipment; a variety of commercial and consumer equipment; and a broad range of equipment for construction and forestry. The company's Financial Services primarily provide credit services and managed health care plans. The credit operations primarily finance sales and leases of equipment by John Deere dealers and trade receivables purchased from the Equipment Operations. The health care operations provide managed health care services for the company and certain outside customers. The information in the following discussion is presented in a format that includes information grouped as the Equipment Operations, Financial Services and consolidated. The company also views its operations as consisting of two geographic areas, the U.S. and Canada, and outside the U.S. and Canada.

Trends and Economic Conditions

The company's businesses are currently affected by the following key trends and economic conditions. Farmers are benefiting from record production of corn and soybeans, strong livestock and dairy sectors, and government payments that are expected to increase substantially in 2005. As a result, U.S. farm cash receipts are forecast to be about the same in 2005 as the record level in 2004. The company's agricultural equipment sales were up 31 percent for 2004 and are forecast to be up approximately 2 to 5 percent in 2005. The company's commercial and consumer equipment sales increased 16 percent in 2004 and are expected to increase approximately 2 to 5 percent in 2005 due to new products and higher sales of commercial mowing equipment. Construction and forestry markets are expected to be supported in 2005 by moderate economic growth, relatively low interest rates and a favorable level of housing starts. The company's construction and forestry sales increased 54 percent in 2004 and are forecast to increase 6 to 9 percent in 2005. Although the credit operations are expected to benefit from further growth in the loan portfolio, net income for 2005 is forecast to be down due to increased leverage in the portfolio. The credit operations are expected to report net income of approximately $280 million for the year. The health care operations expect net income to increase to about $15 million for 2005 as a result of an improved underwriting margin.

Items of concern include the availability and price of raw materials, including steel and rubber, which have an impact on results of the company's Equipment Operations. To date, company factories have been able to secure adequate supplies of such materials though prices have risen. In addition, producing engines that continue to meet high performance standards, yet also comply with increasingly stringent emissions regulations, is one of the company's major priorities. In this regard, the company is making and intends to continue to make the financial and technical investment needed to produce engines in conformance with the U.S. Environmental Protection Agency Tier 3 and Tier 4 emissions rules for off-road diesel engines.

Stronger market conditions, combined with a focus on building a better business, have been responsible for much of the company's success this year. The company's asset management efforts are continuing to yield positive results, especially in light of the strong increase in sales. Beyond the ongoing impact of the company's business improvement efforts, a positive customer response to the company's products is expected to continue driving performance in 2005.

2004 COMPARED WITH 2003

CONSOLIDATED RESULTS

Worldwide net income in 2004 was $1,406 million, or $5.56 per share diluted ($5.69 basic), compared with $643 million, or $2.64 per share diluted ($2.68 basic), in 2003. Net sales and revenues increased 29 percent to $19,986 million in 2004, compared with $15,535 million in 2003. Net sales of the Equipment Operations increased 32 percent in 2004 to $17,673 million from $13,349 million last year. Net sales increased primarily due to higher shipments. Net sales in the U.S. and Canada rose 33 percent in 2004. Outside the U.S. and Canada, net sales increased by 20 percent for the year, excluding currency translation, and by 30 percent on a reported basis.

Worldwide Equipment Operations, which exclude the Financial Services operations, had an operating profit of $1,905 million in 2004, compared with $708 million in 2003. Operating profit increased primarily due to increased shipments and price realization. The increase in operating profit was partially offset by a larger provision for employee bonuses and higher raw material costs. The larger provision for bonuses was driven by the strong performance in the Equipment Operations.

The Equipment Operations' net income was $1,097 million in 2004, compared with $305 million in 2003. The same operating factors mentioned above affected these results. In addition, this year's results benefited from a lower effective tax rate and a decrease in interest expense.

Net income of the company's Financial Services operations in 2004 was $309 million, compared with $330 million in 2003. The decrease was primarily due to higher administrative costs, lower credit margins and increased medical claims costs. Additional information is presented in the following discussion of the credit and "Other" operations.

The cost of sales to net sales ratio for 2004 was 76.8 percent, compared to 80.5 percent last year. The decrease in the ratio was primarily due to manufacturing efficiencies related to higher production and sales, and improved price realization. Partially offsetting these factors were the higher employee performance bonus provision and increased costs for raw material, such as steel and rubber.

Finance and interest income decreased this year primarily due to a decrease in rental income on operating leases and lower average finance rates. Health care premiums and fees increased, compared to last year, primarily due to higher insured enrollment, while health care claims and costs increased primarily due to higher medical costs and an increase in enrollment. Other income increased this year primarily due to service income related to Nortrax, Inc., Nortrax Investments, Inc. and Ontrac Holdings, Inc. (collectively called Nortrax), which were consolidated in 2004, and a gain from the sale of the company's 49 percent ownership in Sunstate Equipment Co., LLC, an equipment rental company. Selling, administrative and general expenses were higher this year primarily due to a higher employee performance bonus provision, the consolidation of Nortrax and foreign currency exchange rate effects. Other operating expenses increased primarily as a result of the consolidation of Nortrax and an increase in service expense.

The company has several defined benefit pension plans and defined benefit health care and life insurance plans. The company's postretirement benefit costs for these plans in 2004 were $596 million, compared to $593 million in 2003. The long-term expected return on plan assets, which is reflected in these costs, was an expected gain of 8.5 percent in both years, or $671 million in 2004, compared to $597 million in 2003. The actual return on postretirement benefit plan assets was a gain of $654 million in 2004, compared to a gain of $1,050 million in 2003. In 2005, the long-term expected return will continue to be 8.5 percent. The total unrecognized losses related to the postretirement benefit plans at October 31, 2004 and 2003 were $5,149 million and $4,794 million, respectively. The company expects the increase in postretirement benefit costs in 2005 to be approximately $40 million pretax, compared with 2004, caused by amortization of unrecognized losses primarily as a result of a decrease in the discount rate assumption and prior years' asset losses. The company makes any required contributions to the postretirement benefit plan assets under applicable regulations and voluntary contributions from time to time based on the company's liquidity and ability to make tax-deductible contributions. Total company contributions to the plans were $1,852 million in 2004 and $745 million in 2003, which include direct benefit payments for unfunded plans. These contributions also included voluntary contributions to the U.S. postretirement benefit plan assets of $1,551 million in 2004 and $475 million in 2003. Total company contributions in 2005 are expected to be approximately $810 million, including voluntary contributions to U.S. postretirement plan assets of approximately $500 million. See the following discussion of "Critical Accounting Policies" for postretirement benefit obligations.

BUSINESS SEGMENT AND GEOGRAPHIC AREA RESULTS

The following discussion relates to operating results by reportable segment and geographic area. Operating profit is income before external interest expense, certain foreign exchange gains or losses, income taxes and corporate expenses. However, operating profit of the credit segment includes the effect of interest expense and foreign exchange gains or losses.

Beginning in fiscal 2004, the special technologies group's results were transferred from the "Other" segment to the agricultural equipment segment due to changes in internal reporting. As a result, the 2003 and 2002 results for the agricultural equipment and "Other" segment were restated for net sales of $41 million and $54 million and operating losses of $8 million and $42 million, respectively, related to the special technologies group. This had no effect on total net sales and operating profit. The "Other" segment now represents primarily the health care operations along with certain miscellaneous service operations added in 2004.

Worldwide Agricultural Equipment Operations

The agricultural equipment segment had an operating profit of $1,072 million in 2004, compared with $329 million in 2003. Net sales increased 31 percent this year primarily due to higher shipments, reflecting strong retail demand, as well as the translation effect of exchange rates and improved price realization. The operating profit improvement was primarily due to higher worldwide sales, efficiencies related to stronger production volumes, and improved price realization. Offsetting these factors were the higher provision for performance bonuses and increased raw material costs.

Worldwide Commercial and Consumer Equipment Operations

The commercial and consumer equipment segment had an operating profit of $246 million, compared with $227 million in 2003. Net sales increased 16 percent for the year primarily due to higher volumes. The improved operating profit was primarily due to higher sales and production volumes. Partially offsetting these factors were an increase in the performance bonus provision in addition to higher costs for freight and raw materials.

Worldwide Construction and Forestry Operations

The construction and forestry segment had an operating profit of $587 million in 2004, compared with $152 million in 2003. Sales increased 54 percent for the year. The increase in sales was primarily due to higher volumes. The operating profit improvement was primarily due to higher sales, efficiencies related to stronger production volumes, and improved price realization. Partially offsetting these factors were a larger performance bonus provision and higher raw material costs. The results also included a $30 million pretax gain from the sale of an equipment rental company.

Worldwide Credit Operations

The operating profit of the credit operations was $466 million in 2004, compared with $474 million in 2003. Operating profit in 2004 was lower than last year due primarily to higher administrative costs, partly related to a higher provision for performance bonuses in connection with the overall company profitability, and lower margins. Partially offsetting these factors was a lower provision for credit losses, reflecting solid portfolio quality. Total revenues of the credit operations decreased 4 percent in 2004, primarily reflecting lower rental income from operating leases related to the lower level of leases, and lower average finance rates. The average balance of receivables and leases financed was 2 percent higher in 2004, compared with 2003. A decrease in funding rates in 2004 resulted in a 3 percent decrease in interest expense, compared with 2003. The credit operations' ratio of earnings to fixed charges was 2.12 to 1 in 2004, compared to 2.07 to 1 in 2003.

Worldwide Other Operations

The company's other operations, which consisted primarily of the health care operations, had an operating profit of $5 million in 2004, compared with $30 million last year. The decrease was primarily due to increased medical claims costs and a higher performance bonus provision related to overall company profitability.

Equipment Operations in U.S. and Canada

The equipment operations in the U.S. and Canada had an operating profit of $1,284 million in 2004, compared with $386 million in 2003. The increase was primarily due to higher sales, efficiencies related to stronger production volumes and improved price realization. Partially offsetting these items was a higher provision for performance bonuses and increased raw material costs. Sales increased primarily due to higher shipments, reflecting strong retail demand, as well as improved price realization. Sales increased 33 percent in 2004 while the physical volume of sales increased 30 percent, compared to 2003.

Equipment Operations outside U.S. and Canada

The equipment operations outside the U.S. and Canada had an operating profit of $621 million in 2004, compared with $322 million in 2003. The increase was primarily due to higher sales and production volumes of agricultural equipment. Partially offsetting these factors were higher expenses related to stronger foreign exchange rates and an increased provision for performance bonuses. Sales increased mainly from higher volumes, as well as the effect of stronger foreign exchange rates and improvements in price realization. Sales were 30 percent higher than last year, while the physical volume of sales increased 16 percent in 2004, compared with 2003.

MARKET CONDITIONS AND OUTLOOK

As a result of the factors and conditions outlined below, company equipment sales for 2005 are expected to increase by 2 to 7 percent with net income forecast to be approximately $1.5 billion. First-quarter equipment sales in 2005 are currently forecast to be up 20 to 25 percent in comparison with the same period in 2004. Production levels are expected to increase by 11 to 13 percent for the first quarter of 2005, compared to the same period in 2004. Consolidated net income for the first quarter of 2005 is forecast to be in a range of $200 million to $225 million.

Agricultural Equipment: On a worldwide basis, sales of the company's agricultural equipment are forecast to be up 2 to 5 percent for the year. Despite a downturn in commodity prices, U.S. farmers are benefiting from record production of corn and soybeans. In addition, the livestock and dairy sectors are strong and government payments are expected to increase substantially in 2005. As a result, U.S. farm cash receipts are forecast to be about the same in 2005 as the record level in 2004. Given these conditions, the company expects industry retail sales in the U.S. and Canada to be up about 5 percent for fiscal 2005 in comparison with the very strong levels of 2004.

In other parts of the world, industry retail sales in Western Europe are forecast to be flat to down 5 percent in 2005. Farmers in the region have benefited from a good harvest this fall; however, they are expected to see little change in income as a result of lower grain prices, higher input costs and flat government-support payments. In South America, industry sales are forecast to be down 10 to 20 percent on the basis of lower commodity prices, increased input costs and a weaker U.S. dollar.

Commercial and Consumer Equipment: Sales of the company's commercial and consumer equipment are expected to increase 2 to 5 percent in 2005 with help from new models of compact tractors, an updated utility-vehicle line, and higher sales of commercial mowing equipment.

Construction and Forestry: Markets are expected to be supported in 2005 by moderate economic growth, relatively low interest rates and a favorable level of housing starts. In this environment, sales of construction and forestry equipment are expected to see further growth as contractors and rental operations continue to replenish their fleets. As a result, segment sales are forecast to be up about 6 to 9 percent for the year.

Financial Services: Although the credit operations are expected to benefit from further growth in the loan portfolio, net income for 2005 is forecast to be down primarily due to increased leverage in the portfolio. The credit operations are expected to report net income of around $280 million for the year. In its health care operations, the company expects net income of about $15 million for 2005 as a result of an improved underwriting margin.

SAFE HARBOR STATEMENT

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Statements under "Market Conditions and Outlook," and other statements herein that relate to future operating periods are subject to important risks and uncertainties that could cause actual results to differ materially. Some of these risks and uncertainties could affect particular lines of business, while others could affect all of the company's businesses.

Forward looking statements involve certain factors that are subject to change, including for the company's agricultural equipment segment the many interrelated factors that affect farmers' confidence, including worldwide demand for agricultural products, world grain stocks, the growth of non-food uses for some crops, prices realized for commodities and livestock, crop production expenses (most notably fuel and fertilizer costs), weather and soil conditions, real estate values, available acreage for farming, the land ownership policies of various governments, the level, complexity and distribution of government farm programs, international reaction to such programs, animal diseases (including bovine spongiform encephalopathy, commonly known as "mad cow" disease), crop pests and diseases (including Asian rust), harvest yields, availability of transport for crops and the level of farm product exports (including concerns about genetically modified organisms).

Factors affecting the outlook for the company's commercial and consumer equipment segment include general economic conditions in these markets, consumer confidence, consumer borrowing patterns, consumer purchasing preferences, housing starts, spending on behalf of municipalities and golf courses, and weather conditions.

The number of housing starts, interest rates and consumer spending patterns are especially important to sales of the company's construction equipment. The levels of public and non-residential construction also impact the results of the company's construction and forestry segment. Prices for pulp, lumber and structural panels are important to sales of forestry equipment.

All of the company's businesses and its reported results are affected by general economic conditions in and the political stability of global markets in which the company operates; production and technological difficulties, including capacity and supply constraints, and prices, including supply commodities such as steel and rubber; oil and energy prices and supplies; the availability and cost of freight; monetary and fiscal policies of various countries, wars and other international conflicts and the threat thereof; actions by the U.S. Federal Reserve Board and other central banks; actions by the U.S. Securities and Exchange Commission; actions by environmental regulatory agencies, including those related to engine emissions and the risk of global warming; actions by other regulatory bodies; actions by rating agencies; capital market disruptions; investor sentiment; inflation and deflation rates, interest rate levels and currency exchange rates; customer borrowing and repayment practices, and the number of customer loan delinquencies and defaults; actions of competitors in the various industries in which the company competes, particularly price discounting; dealer practices especially as to levels of new and used field inventories; labor relations; changes to accounting standards; the effects of terrorism and the response thereto; and legislation affecting the sectors in which the company operates. Company results are also affected by changes in market values of investment assets and the level of interest rates, which impact postretirement benefit costs, and significant changes in health care costs.

The company's outlook is based upon assumptions relating to the factors described above, which are sometimes based upon estimates and data prepared by government agencies. Such estimates and data are often revised. The company, however, undertakes no obligation to update or revise its outlook, whether as a result of new developments or otherwise. Further information concerning the company and its businesses, including factors that potentially could materially affect the company's financial results, is included in other filings with the Securities and Exchange Commission.

2003 COMPARED WITH 2002

CONSOLIDATED RESULTS

Worldwide net income in 2003 was $643 million, or $2.64 per share diluted ($2.68 basic), compared with $319 million, or $1.33 per share diluted ($1.34 basic), in 2002. The success of new products and ongoing efforts to manage costs and asset intensity were evident in the results for 2003. Improved market conditions also contributed to the stronger performance of the company's construction and forestry and commercial and consumer equipment segments. Additionally, as a result of disciplined asset management, trade receivables ended 2003 at their lowest level in more than a decade.

Net sales and revenues increased 11 percent to $15,535 million in 2003, compared with $13,947 million in 2002. Net sales of the Equipment Operations increased 14 percent in 2003 to $13,349 million from $11,703 million in 2002. Net sales increased primarily due to higher physical volumes of commercial and consumer equipment and construction and forestry equipment. In addition, the increase was due to the translation effect of stronger foreign currency exchange rates and improved price realization. Net sales outside the U.S. and Canada increased 17 percent in 2003. Excluding the impact of changes in currency exchange rates, these sales were up 5 percent for 2003.

Worldwide Equipment Operations, which exclude the Financial Services operations, had an operating profit of $708 million in 2003, compared with $401 million in 2002. Operating profit increased primarily due to improved price realization and a higher physical volume of sales. Partially offsetting these factors were an increase in postretirement benefit costs of $306 million in 2003. The results in 2002 were negatively affected by the costs of closing certain facilities and higher costs associated with the company's minority investments in Nortrax. During 2004, the company acquired a majority interest in Nortrax and it was consolidated.

The Equipment Operations' net income was $305 million in 2003, compared with $78 million in 2002. The same operating factors mentioned above affected these results. In addition, results for 2002 were negatively impacted by a higher effective tax rate.

Net income of the company's Financial Services operations in 2003 was $330 million, compared with $262 million in 2002. The increase was primarily due to lower loan losses, growth in the portfolio and the absence of losses from Argentina related to the peso devaluation in 2002. Additional information is presented in the following discussion of the credit operations.

The cost of sales to net sales ratio for 2003 was 80.5 percent, compared to 82.0 percent in 2002. The decrease in the ratio was primarily due to improved price realization, higher production volumes, the discontinuance of the amortization of goodwill, and costs in 2002 from closing certain facilities along with higher costs related to Nortrax. These improvements were partially offset by higher postretirement benefit costs in 2003.

Finance and interest income decreased in 2003 primarily due to a decrease in rental income on operating leases caused by a lower level of leases. Health care premiums and fees and related health care claims and costs increased, compared to 2002, primarily due to higher enrollment. Other income decreased in 2003 primarily related to a lower volume of retail notes sold. Research and development costs increased in 2003 due to the higher level of new product development and exchange rate fluctuations. Selling, administrative and general expenses were higher in 2003 primarily due to higher expenses for employee postretirement benefits, exchange rate fluctuations and increased promotional and support costs for new products. Other operating expenses decreased primarily as a result of lower depreciation on operating leases in 2003 due to a lower level of leases, and the absence of losses in 2002 from the Argentine operations related to the peso devaluation. Equity income (loss) of unconsolidated affiliates improved in 2003 primarily due to the results of the Deere-Hitachi Construction Machinery Corporation and Nortrax.

The company's postretirement benefit costs in 2003 were $593 million, compared to $279 million in 2002. The long-term expected return on plan assets, which is reflected in these costs, was an expected gain of 8.5 percent, or $597 million, in 2003, compared to 9.7 percent, or $663 million, in 2002. The actual return on postretirement benefit plan assets was a gain of $1,050 million in 2003, compared to a loss of $522 million in 2002. The total unrecognized losses related to the postretirement benefit plans at October 31, 2003 was $4,794 million. Total company contributions to the plans were $745 million in 2003 and $228 million in 2002, which include direct benefit payments for unfunded plans. The contributions in 2003 included a $475 million voluntary contribution to the U.S. postretirement benefit plan assets. No voluntary contribution was made in 2002.

See the following discussion of "Critical Accounting Policies" for postretirement benefit obligations.

The annual pretax increase in earnings and cash flows from the restructurings in 2001 and 2002 have been approximately $100 million as expected. The restructurings primarily have reduced cost of sales by approximately $300 million and selling, administrative and general expenses by $30 million, partially offset by a reduction in sales of $230 million.

BUSINESS SEGMENT RESULTS

The agriculture equipment and the "Other" segment discussed below were restated in 2003 and 2002 for the transfer of the special technologies group from the "Other" segment to the agricultural equipment segment (see previous segment discussion for "2004 Compared with 2003").

Worldwide Agricultural Equipment Operations

The agricultural equipment segment had an operating profit of $329 million in 2003, compared with $397 million in 2002. Net sales increased 9 percent in 2003 due to the translation effect of stronger exchange rates and improved price realization. The production volumes and physical volume of sales were approximately equal to 2002. The lower operating profit was primarily due to higher postretirement benefit costs of $216 million, higher compensation to the credit operations for financing trade receivables and one-time labor agreement ratification costs. Offsetting these factors was the impact of improved price realization.

Worldwide Commercial and Consumer Equipment Operations

The commercial and consumer equipment segment had an operating profit of $227 million in 2003, compared with $79 million in 2002. Net sales increased 19 percent in 2003, primarily due to strong retail demand for recently introduced products and the impact of expanded distribution channels. The improved operating profit was primarily due to higher sales and production volumes. Partially offsetting these factors were higher promotional and support costs related to new products, as well as higher postretirement benefit costs of $31 million. Results in 2002 were also negatively affected by restructuring costs related to the closure of certain facilities.

Worldwide Construction and Forestry Operations

The construction and forestry segment had an operating profit of $152 million in 2003, compared with an operating loss of $75 million in 2002. Sales increased 24 percent in 2003. The increase was primarily due to higher physical volumes, reflecting improved retail activity. The operating profit improvement was primarily due to higher sales and production volumes. Improved price realization also had a favorable impact on the results for 2003. Partially offsetting these factors were higher postretirement benefit costs of $59 million. The results in 2002 were negatively affected by higher costs related to the company's investment in Nortrax and the costs for a factory closing.

Worldwide Credit Operations

The operating profit of the credit operations was $474 million in 2003, compared with $386 million in 2002. Operating profit in 2003 was higher than in 2002 due primarily to lower loan losses, growth in the portfolio and the absence of losses in Argentina related to the peso devaluation, partially offset by narrower financing spreads, lower gains from a lower volume of retail note sales and higher selling, administrative and general expenses. Total revenues of the credit operations decreased 2 percent in 2003, primarily reflecting lower rental income from operating leases related to the lower level of leases, and a decrease in gains on a lower volume of retail note sales. The average balance of receivables and leases financed was 12 percent higher in 2003, compared with 2002, primarily due to the increased level of trade receivables. A decrease in financing rates, primarily offset by an increase in average borrowings in 2003, resulted in a 1 percent decrease in interest expense, compared with 2002. The credit operations' ratio of earnings to fixed charges was 2.07 to 1 in 2003, compared to 1.85 to 1 in 2002.

Worldwide Other Operations

The company's other operations, which consisted of the health care operations, had an operating profit of $30 million in 2003 and 2002.

FASB STATEMENT NO. 142

In 2003, the company adopted FASB Statement No. 142, Goodwill and Other Intangible Assets. In accordance with this Statement, the company did not amortize goodwill related to new acquisitions made after June 30, 2001 and discontinued amortizing goodwill for prior acquisitions as of November 1, 2002. Based on the new standard, goodwill will be written down only for impairments. In 2002, the company had goodwill amortization of $58 million pretax ($53 million after-tax).

CAPITAL RESOURCES AND LIQUIDITY

The discussion of capital resources and liquidity has been organized to review separately, where appropriate, the company's Equipment Operations, Financial Services operations and the consolidated totals.

EQUIPMENT OPERATIONS

The company's equipment businesses are capital intensive and are subject to large seasonal variations in financing requirements for inventories and certain receivables from dealers. The Equipment Operations sell most of their trade receivables to the company's credit operations. As a result, the seasonal variations in financing requirements of the Equipment Operations have decreased. To the extent necessary, funds provided from operations are supplemented by external financing sources.

Cash provided by operating activities during 2004 was $1,383 million primarily due to net income adjusted for non-cash provisions, and an increase in accounts payable and accrued expenses, which were partially offset by a cash outflow for voluntary contributions to U.S. employee postretirement benefit plans of $1,551 million ($475 million last year) along with an increase in inventories and trade receivables. The operating cash flows, a decrease in cash and cash equivalents of $1,148 million, the proceeds from the issuance of common stock of $251 million (which were the result of the exercise of stock options) and proceeds from sales of businesses of $90 million were used primarily to increase receivables from Financial Services by $1,656 million, fund purchases of property and equipment of $346 million, decrease borrowings by $320 million, pay dividends to stockholders of $247 million, acquire businesses for $193 million and repurchase common stock for $193 million.

Over the last three years, operating activities have provided an aggregate of $3,974 million in cash. In addition, proceeds from the issuance of common stock were $473 million and the sales of businesses were $166 million. The aggregate amount of these cash flows was used mainly to increase receivables from Financial Services by $1,576 million, fund purchases of property and equipment of $1,004 million, stockholders' dividends of $666 million, acquisitions of businesses for $213 million and repurchases of common stock for $195 million. Cash and cash equivalents also increased $1,041 million over the three-year period.

Trade receivables held by the Equipment Operations increased by $135 million during 2004. During this time period, the Equipment Operations sold most of its trade receivables to the credit operations (see following consolidated discussion).

Inventories increased by $633 million in 2004. Most of these inventories are valued on the last-in, first-out (LIFO) method. The ratios of inventories on a first-in, first-out (FIFO) basis, which approximates current cost, to fiscal year cost of sales were 22 percent at October 31, 2004, and 2003.

Total interest-bearing debt of the Equipment Operations was $3,040 million at the end of 2004, compared with $3,304 million at the end of 2003 and $3,387 million at the end of 2002. The ratio of total debt to total capital (total interest-bearing debt and stockholders' equity) at the end of 2004, 2003 and 2002 was 32 percent, 45 percent and 52 percent, respectively.

During 2004, the Equipment Operations retired $250 million of 6.55% notes and other long-term borrowings of $17 million.

Capital expenditures for the Equipment Operations in 2005 are estimated to be approximately $480 million.

FINANCIAL SERVICES

The Financial Services' credit operations rely on their ability to raise substantial amounts of funds to finance their receivable and lease portfolios. Their primary sources of funds for this purpose are a combination of borrowings and equity capital. Additionally, the credit operations periodically sell substantial amounts of retail notes.

Cash flows from the company's Financial Services operating activities were $653 million in 2004. Cash provided by financing activities totaled $664 million in 2004, representing a $1,264 million increase in borrowings from the Equipment Operations and a $134 million increase in long-term borrowings, partially offset by a $293 million decrease in short-term borrowings and the payment of $444 million of dividends to the Equipment Operations. The cash provided by operating and financing activities was used primarily to increase receivables. Cash used by investing activities totaled $1,437 million in 2004, primarily due to receivable acquisitions exceeding collections by $3,849 million, partially offset by sales of receivables of $2,334 million. Cash and cash equivalents also decreased $109 million.

Over the last three years, the Financial Services operating activities have provided $2,118 million in cash. In addition, the sale of receivables of $7,242 million, an increase in borrowings of $752 million and the sale of equipment on operating leases of $1,452 million have provided cash inflows. These amounts have been used mainly to fund receivable and lease acquisitions, which exceeded collections by $10,857 million, and dividends to the Equipment Operations of $1,092 million. Cash and cash equivalents also decreased $309 million over the three-year period.

Receivables and leases increased by $1,662 million in 2004, compared with 2003. Acquisition volumes of receivables and leases increased 26 percent in 2004, compared with 2003. The volumes of trade receivables, leases, wholesale notes, retail notes, operating loans and revolving charge accounts increased approximately 37 percent, 23 percent, 22 percent, 17 percent, 16 percent and 10 percent, respectively. The credit operations also sold retail notes receiving proceeds of $2,334 million during 2004, compared with $1,941 million in 2003. At October 31, 2004 and 2003, net receivables and leases administered, which include receivables and leases previously sold but still administered, were $18,620 million and $16,476 million, respectively.

Trade receivables held by the credit operations increased by $487 million in 2004 (see following consolidated discussion).

Total external interest-bearing debt of the credit operations was $11,508 million at the end of 2004, compared with $11,447 million at the end of 2003 and $10,001 million at the end of 2002. Total external borrowings have increased generally corresponding with the level of the receivable and lease portfolio, the level of cash and cash equivalents and the change in payables owed to the Equipment Operations. The credit subsidiaries' ratio of total interest-bearing debt to total stockholder's equity was 6.4 to 1 at the end of 2004 and 5.6 to 1 at the end of 2003 and 2002.

During 2004, the credit operations redeemed $150 million of 8-5/8% subordinated debentures due August 2019. The redemption price was equal to the par value plus accrued interest. The credit operations also issued $2,179 million and retired $1,895 million of other long-term borrowings during the year, which were primarily medium-term notes.

CONSOLIDATED

Sources of liquidity for the company include cash and short-term investments, funds from operations, the issuance of commercial paper and term debt, the securitization and sale of retail notes, and committed and uncommitted, unsecured, bank lines of credit.

Because of the multiple funding sources that have been and continue to be available to the company, the company expects to have sufficient sources of liquidity to meet its funding needs. The company's worldwide commercial paper outstanding at October 31, 2004 and 2003 was approximately $1.9 billion and $2.1 billion, respectively, while the total cash and cash equivalents position was $3.2 billion and $4.4 billion, respectively. The company has for many years accessed diverse funding sources, including short-term and long-term unsecured debt capital markets in the U.S., Canada, Europe and Australia, as well as public and private securitization markets in the U.S. and Canada.

The company also has access to unsecured bank lines of credit with various U.S. and foreign banks. Some of the lines are available to both Deere & Company and John Deere Capital Corporation. Worldwide lines of credit totaled $3,190 million at October 31, 2004, $900 million of which were unused. For the purpose of computing unused credit lines, commercial paper and short-term bank borrowings, excluding the current portion of long-term borrowings, were considered to constitute utilization. Included in the total credit lines at October 31, 2004 was a long-term credit facility agreement totaling $1,250 million, expiring in February 2009.

The credit agreement requires the Equipment Operations to maintain a ratio of total debt to total capital (total debt and stockholders' equity) of 65 percent or less at the end of each fiscal quarter. At October 31, 2004, the ratio was 32 percent. Under this provision, the company's excess equity capacity and retained earnings balance free of restriction at October 31, 2004 was $4,756 million. Alternatively under this provision, the Equipment Operations had the capacity to incur additional debt of $8,832 million at October 31, 2004.

To access public debt capital markets, the company relies on credit rating agencies to assign short-term and long-term credit ratings to the company's securities as an indicator of credit quality for fixed income investors. A security rating is not a recommendation by the rating agency to buy, sell or hold company securities. A credit rating agency may change or withdraw company ratings based on its assessment of the company's current and future ability to meet interest and principal repayment obligations. Lower credit ratings generally result in higher borrowing costs and reduced access to debt capital markets.

The senior long-term and short-term debt ratings and outlook currently assigned to company securities by the rating agencies engaged by the company are as follows:

	Senior Long-Term	Short-Term	Outlook
Moody's Investors Service, Inc.	A3	Prime-2	Stable
Standard & Poor's	A-	A-2	Stable

Trade accounts and notes receivable primarily arise from sales of goods to dealers. Trade receivables increased by $588 million in 2004. The ratios of trade accounts and notes receivable at October 31 to fiscal year net sales were 18 percent in 2004, compared with 20 percent in 2003. Total worldwide agricultural equipment trade receivables increased $127 million, commercial and consumer equipment receivables increased $110 million and construction and forestry receivables increased $351 million. The collection period for trade receivables averages less than 12 months. The percentage of trade receivables outstanding for a period exceeding 12 months was 2 percent at October 31, 2004, compared with 11 percent at October 31, 2003.

Stockholders' equity was $6,393 million at October 31, 2004, compared with $4,002 million at October 31, 2003. The increase of $2,391 million resulted primarily from net income of $1,406 million, a decrease in the minimum pension liability adjustment of $1,021 million and a decrease in treasury stock of $101 million, partially offset by dividends declared of $262 million.

OFF-BALANCE SHEET ARRANGEMENTS

The company's credit operations periodically securitize and sell retail notes to special purpose entities (SPEs) in securitizations of retail notes. The credit operations use these SPEs in a manner consistent with conventional practices in the securitization industry to isolate the retail notes for the benefit of securitization investors. The use of the SPEs enables these operations to access the highly liquid and efficient securitization markets for the sales of these types of financial assets. The amounts of funding from securitizations reflects such factors as capital market accessibility, relative costs of funding sources and assets available for securitization. Based on an assessment of these and other factors, the company received $2,269 million of funding and recognized pretax gains of $48 million related to these securitizations during 2004. The company's total exposure to recourse provisions related to securitized retail notes was $218 million and the total assets held by the SPEs related to securitizations were $3,441 million at October 31, 2004.

At October 31, 2004, the company had guaranteed approximately $40 million of residual values for two operating leases related to an administrative and a manufacturing building. The company is obligated at the end of each lease term to pay to the lessor any reduction in market value of the leased property up to the guaranteed residual value. The company recognizes the expense for these future estimated lease payments over the terms of the operating leases and had accrued expenses of $9 million related to these agreements at October 31, 2004. The leases have terms expiring in 2006 and 2007.

At October 31, 2004, the company had approximately $95 million of guarantees issued primarily to banks outside the U.S. related to third-party receivables for the retail financing of John Deere equipment. The company may recover a portion of any required payments incurred under these agreements from repossession of the equipment collateralizing the receivables. At October 31, 2004, the company had accrued losses of approximately $1 million under these agreements. The maximum remaining term of the receivables guaranteed at October 31, 2004 was approximately six years.

AGGREGATE CONTRACTUAL OBLIGATIONS

Most of the company's contractual obligations to make payments to third parties are debt obligations. In addition, the company has off-balance sheet obligations for the purchases of raw materials and services along with agreements for future lease payments. The payment schedule for these contractual obligations in millions of dollars is as follows:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Total debt*					
Equipment Operations	$ 2,958	$ 312	$ 281	$ 8	$ 2,357
Financial Services	11,265	3,146	4,393	1,541	2,185
Total	14,223	3,458	4,674	1,549	4,542
Purchase obligations	2,306	2,274	32		
Operating leases	367	75	130	59	103
Capital leases	12	2	3	2	5
Contractual obligations	$16,908	$ 5,809	$ 4,839	$ 1,610	$ 4,650

* Principal payments.

CRITICAL ACCOUNTING POLICIES

The preparation of the company's consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses. Changes in these estimates and assumptions could have a significant effect on the financial statements. The accounting policies below are those management believes are the most critical to the preparation of the company's financial statements and require the most difficult, subjective or complex judgments. The company's other accounting policies are described in the Notes to the Consolidated Financial Statements.

Sales Incentives

At the time a sale to a dealer is recognized, the company records an estimate of the future sales incentive costs for allowances and financing programs that will be due when the dealer sells the equipment to a retail customer. The estimate is based on historical data, announced incentive programs, field inventory levels and settlement volumes. The final cost of these programs and the amount of accrual required for a specific sale is fully determined when the dealer sells the equipment to the retail customer. This is due to numerous programs available at any particular time and new programs that may be announced after the company records the sale. Changes in the mix and types of programs affect these estimates, which are reviewed quarterly.

The sales incentive accruals at October 31, 2004, 2003 and 2002 were $540 million, $444 million and $584 million, respectively. The total incentive accruals recorded at the end of 2004 increased compared to the end of 2003 primarily due to an increase in the sales volume discounts to dealers related to the increase in sales in 2004. In 2003, the sales incentive accruals recorded at year-end decreased, compared to 2002 year-end, primarily due to the volume discounts for the agricultural equipment segment being paid quarterly beginning in 2003 versus annually in 2002.

The estimation of the sales incentive accrual is impacted by many assumptions. One of the key assumptions is the historical percentage of sales incentive costs to settlements from dealers. Over the last five fiscal years, this percent has varied by approximately plus or minus .5 percent, compared to the average sales incentive costs to settlements percentage during that period. Holding other assumptions constant, if this loss experience percentage were to increase or decrease .5 percent, the sales incentive accrual at October 31, 2004 would increase or decrease by approximately $25 million.

Product Warranties

At the time a sale to a dealer is recognized, the company records the estimated future warranty costs. The company generally determines its total warranty liability by applying historical claims rate experience to the estimated amount of equipment that has been sold and is still under warranty based on dealer inventories and retail sales. The historical claims rate is primarily determined by a review of five-year claims costs and current quality developments. Variances in claims experience and the type of warranty programs affect these estimates, which are reviewed quarterly.

The product warranty accruals at October 31, 2004, 2003 and 2002 were $458 million, $389 million and $332 million, respectively. The increases in 2004 and 2003 were primarily due to the increases in sales volume.

Estimates used to determine the product warranty accruals are significantly affected by the historical percentage of warranty claims costs to sales. Over the last five fiscal years, this loss experience percent has varied by approximately plus or minus .15 percent, compared to the average warranty costs to sales percentage during that period. Holding other assumptions constant, if this estimated loss experience percentage were to increase or decrease .15 percent, the warranty accrual at October 31, 2004 would increase or decrease by approximately $30 million.

Postretirement Benefit Obligations

Pension obligations and other postretirement employee benefit (OPEB) obligations are based on various assumptions used by the company's actuaries in calculating these amounts. These assumptions include discount rates, health care cost trend rates, expected return on plan assets, compensation increases, retirement rates, mortality rates and other factors. Actual results that differ from the assumptions and changes in assumptions affect future expenses and obligations.

The total net pension and OPEB liabilities recognized at October 31, 2004, 2003 and 2002 were $729 million, $3,804 million and $3,660 million, respectively. The decrease in the total net liabilities recognized at October 31, 2004 is primarily due to the decrease in the minimum pension liability related to the increase in pension plan assets. The increase in plan assets was a result of voluntary company contributions and the return on plan assets.

The effect of hypothetical changes to selected assumptions on the company's major U. S retirement benefit plans would be as follows in millions of dollars:

Assumptions	Percentage Change	October 31, 2004 Increase (Decrease) PBO/APBO*	October 31, 2004 Increase (Decrease) Equity**	2005 Increase (Decrease) Expense
Pension				
Discount rate***	+/-.5	$(389)/417	$ 0/(2,436)	$ (34)/34
Expected return on assets	+/-.5			(39)/39
OPEB				
Discount rate***	+/-.5	(353)/394		(52)/57
Health care cost trend rate***	+/-1.0	716/(630)		170/(148)

* Projected benefit obligation (PBO) for pension plans and accumulated postretirement benefit obligation (APBO) for OPEB plans.

** Pretax minimum pension liability adjustment.

*** Pretax impact on service cost, interest cost and amortization of gains or losses.

Allowance for Credit Losses

The allowance for credit losses represents an estimate of the losses expected from the company's receivable portfolio. The level of the allowance is based on many quantitative and qualitative factors, including historical loss experience by product category, portfolio duration, delinquency trends, economic conditions and credit risk quality. The adequacy of the allowance is assessed quarterly.

Different assumptions or changes in economic conditions would result in changes to the allowance for credit losses and the provision for credit losses.

The total allowance for credit losses at October 31, 2004, 2003 and 2002 was $201 million, $207 million and $182 million, respectively. The decrease in 2004 was primarily due to improved credit quality and delinquency trends. The increase in 2003 was primarily due to the increase in receivables.

The assumptions used in evaluating the company's exposure to credit losses involve estimates and significant judgment. The historical loss experience on the receivable portfolios represents one of the key assumptions involved in determining the allowance for credit losses. Over the last five fiscal years, the average loss experience has fluctuated between 2 basis points and 15 basis points in any given fiscal year over the applicable prior period. Holding other estimates constant, a 5 basis point increase or decrease in estimated loss experience on the receivable portfolios would result in an increase or decrease of approximately $7 million to the allowance for credit losses at October 31, 2004.

Operating Lease Residual Values

The carrying value of equipment on operating leases is affected by the estimated fair values of the equipment at the end of the lease (residual values). Upon termination of the lease, the equipment is either purchased by the lessee or sold to a third party, in which case the company may record a gain or a loss for the difference between the estimated residual value and the sales price. The residual values are dependent on current economic conditions and are reviewed quarterly. Changes in residual value assumptions would affect the amount of depreciation expense and the amount of investment in equipment on operating leases.

The total operating lease residual values at October 31, 2004, 2003 and 2002 were $803 million, $913 million and $1,092 million, respectively. The decreases in 2004 and 2003 were primarily due to the decreases in the level of operating leases.

Estimates used in determining end of lease market values for equipment on operating leases significantly impact the amount and timing of depreciation expense. If future market values for this equipment were to decrease 5 percent from the company's present estimates, the total impact would be to increase the company's depreciation on equipment on operating leases by approximately $40 million. This amount would be charged to depreciation expense during the remaining lease terms such that the net investment in operating leases at the end of the lease terms would be equal to the revised residual values. Initial lease terms generally range from three to five years.

FINANCIAL INSTRUMENT RISK INFORMATION

The company is naturally exposed to various interest rate and foreign currency risks. As a result, the company enters into derivative transactions to manage certain of these exposures that arise in the normal course of business and not for the purpose of creating speculative positions or trading. The company's credit operations manage the relationship of the types and amounts of their funding sources to their receivable and lease portfolio in an effort to diminish risk due to interest rate and foreign currency fluctuations, while responding to favorable financing opportunities. Accordingly, from time to time, these operations enter into interest rate swap agreements to manage their interest rate exposure. The company also has foreign currency exposures at some of its foreign and domestic operations related to buying, selling and financing in currencies other than the local currencies. The company has entered into agreements related to the management of these currency transaction risks. The credit risk under these interest rate and foreign currency agreements is not considered to be significant.

Interest Rate Risk

Quarterly, the company uses a combination of cash flow models to assess the sensitivity of its financial instruments with interest rate exposure to changes in market interest rates. The models calculate the effect of adjusting interest rates as follows. Cash flows for financing receivables are discounted at the current prevailing rate for each receivable portfolio. Cash flows for borrowings are discounted at the treasury yield curve plus a market credit spread for similarly rated borrowers. Cash flows for interest rate swaps are projected and discounted using forecasted rates from the swap yield curve at the repricing dates. The net loss in these financial instruments' fair values which would be caused by decreasing the interest rates by 10 percent from the market rates at October 31, 2004 and 2003 would have been approximately $42 million and $56 million, respectively.

Foreign Currency Risk

In the Equipment Operations, it is the company's practice to hedge significant currency exposures. Worldwide foreign currency exposures are reviewed quarterly. Based on the Equipment Operations anticipated and committed foreign currency cash inflows and outflows for the next twelve months and the foreign currency derivatives at year end, the company estimates that a hypothetical 10 percent weakening of the U.S. dollar relative to all other currencies through 2005 would decrease the 2005 expected net cash inflows by $18 million. At last year end, a hypothetical 10 percent strengthening of the U.S. dollar under similar assumptions and calculations indicated a potential $65 million adverse effect on the 2004 net cash inflows.

In the Financial Services operations, the company's policy is to hedge the foreign currency risk if the currency of the borrowings does not match the currency of the receivable portfolio. As a result, a hypothetical 10 percent adverse change in the value of the U.S. dollar relative to all other foreign currencies would not have a material effect on the Financial Services cash flows.

REPORT OF MANAGEMENT

The consolidated financial statements and other financial information of Deere & Company in this report were prepared by management, which is responsible for their contents. They reflect amounts based upon management's best estimates and informed judgments. In management's opinion, the consolidated financial statements present fairly the financial position, results of operations and cash flows of the company in conformity with accounting principles generally accepted in the United States.

The company maintains a system of internal control over financial reporting which is intended, consistent with reasonable cost, to provide reasonable assurance that transactions are executed as authorized, that they are included in the financial records in all material respects, and that accountability for assets is maintained. The accounting controls and procedures are supported by careful selection and training of personnel, examinations by an internal auditing department and a continuing management commitment to the integrity of the system.

The financial statements have been audited in accordance with standards of the Public Company Accounting Oversight Board (United States) by Deloitte & Touche LLP, independent auditors. The independent auditors have evaluated the company's internal control over financial reporting and performed tests of procedures and accounting records in connection with the issuance of their report on the fairness of the consolidated financial statements.

The Board of Directors has appointed an Audit Review Committee composed entirely of directors who are not employees of the company. The Audit Review Committee meets with representatives of management, the internal auditing department and the independent auditors, both separately and jointly. The Committee discusses with the independent auditors and approves in advance the scope of the audit, reviews with the independent auditors the financial statements and their auditors' report, consults with the internal audit staff and reviews management's administration of the system of internal accounting controls. The Committee reports to the Board on its activities and findings.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte.

Deere & Company:

We have audited the accompanying consolidated balance sheets of Deere & Company and subsidiaries as of October 31, 2004 and 2003 and the related statements of consolidated income, changes in consolidated stockholders' equity and consolidated cash flows for each of the three years in the period ended October 31, 2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Deere & Company and subsidiaries at October 31, 2004 and 2003 and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 15 to the financial statements, effective November 1, 2002, the company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

Deloitte & Touche LLP

Chicago, Illinois
December 17, 2004

DEERE & COMPANY

STATEMENT OF CONSOLIDATED INCOME

For the Years Ended October 31, 2004, 2003 and 2002

(In millions of dollars except per share amounts)

	2004	2003	2002
Net Sales and Revenues			
Net sales	$ 17,673.0	$ 13,349.1	$ 11,702.8
Finance and interest income	1,195.7	1,275.6	1,339.2
Health care premiums and fees	766.2	664.5	636.0
Other income	351.2	245.4	269.0
Total	19,986.1	15,534.6	13,947.0
Costs and Expenses			
Cost of sales	13,567.5	10,752.7	9,593.4
Research and development expenses	611.6	577.3	527.8
Selling, administrative and general expenses	2,117.4	1,744.2	1,657.3
Interest expense	592.1	628.5	637.1
Health care claims and costs	650.3	536.1	518.4
Other operating expenses	333.5	324.5	410.3
Total	17,872.4	14,563.3	13,344.3
Income of Consolidated Group before Income Taxes	2,113.7	971.3	602.7
Provision for income taxes	708.5	336.9	258.3
Income of Consolidated Group	1,405.2	634.4	344.4
Equity in Income (Loss) of Unconsolidated Affiliates			
Credit	.6	.2	(3.8)
Other	.3	8.5	(21.4)
Total	.9	8.7	(25.2)
Net Income	$ 1,406.1	$ 643.1	$ 319.2
Per Share Data			
Net income – basic	$ 5.69	$ 2.68	$ 1.34
Net income – diluted	$ 5.56	$ 2.64	$ 1.33
Dividends declared	$ 1.06	$ .88	$ .88

The notes to consolidated financial statements are an integral part of this statement.

DEERE & COMPANY

CONSOLIDATED BALANCE SHEET

As of October 31, 2004 and 2003

(In millions of dollars except per share amounts)

	2004	2003
ASSETS		
Cash and cash equivalents	$ 3,181.1	$ 4,384.5
Marketable securities	246.7	231.8
Receivables from unconsolidated affiliates	17.6	303.2
Trade accounts and notes receivable - net	3,206.9	2,619.3
Financing receivables - net	11,232.6	9,974.2
Other receivables	663.0	428.3
Equipment on operating leases - net	1,296.9	1,381.9
Inventories	1,999.1	1,366.1
Property and equipment - net	2,161.6	2,075.6
Investments in unconsolidated affiliates	106.9	195.5
Goodwill	973.6	872.1
Other intangible assets - net	21.7	252.9
Prepaid pension costs	2,493.1	62.6
Other assets	515.4	534.3
Deferred income taxes	528.1	1,476.1
Deferred charges	109.7	99.6
Total Assets	$ 28,754.0	$ 26,258.0
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Short-term borrowings	$ 3,457.5	$ 4,347.2
Payables to unconsolidated affiliates	142.3	87.8
Accounts payable and accrued expenses	3,973.6	3,105.5
Health care claims and reserves	135.9	94.1
Accrued taxes	179.2	226.5
Deferred income taxes	62.6	30.7
Long-term borrowings	11,090.4	10,404.2
Retirement benefit accruals and other liabilities	3,319.7	3,959.9
Total liabilities	22,361.2	22,255.9
STOCKHOLDERS' EQUITY		
Common stock, $1 par value (authorized – 600,000,000 shares; issued – 268,215,602 shares in 2004 and 2003), at stated value	2,043.5	1,987.8
Common stock in treasury, 21,356,458 shares in 2004 and 24,694,170 shares in 2003, at cost	(1,040.4)	(1,141.4)
Unamortized restricted stock compensation	(12.7)	(5.8)
Retained earnings	5,445.1	4,329.5
Total	6,435.5	5,170.1
Minimum pension liability adjustment	(57.2)	(1,078.0)
Cumulative translation adjustment	9.1	(79.2)
Unrealized loss on derivatives	(6.4)	(22.4)
Unrealized gain on investments	11.8	11.6
Accumulated other comprehensive income (loss)	(42.7)	(1,168.0)
Total stockholders' equity	6,392.8	4,002.1
Total Liabilities and Stockholders' Equity	$ 28,754.0	$ 26,258.0

The notes to consolidated financial statements are an integral part of this statement.

DEERE & COMPANY
STATEMENT OF CONSOLIDATED CASH FLOWS
For the Years Ended October 31, 2004, 2003 and 2002
(In millions of dollars)

	2004	2003	2002
Cash Flows from Operating Activities			
Net income	$ 1,406.1	$ 643.1	$ 319.2
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for doubtful receivables	51.4	106.8	160.7
Provision for depreciation and amortization	621.0	631.4	725.3
Undistributed earnings of unconsolidated affiliates	20.7	(5.5)	22.7
Provision (credit) for deferred income taxes	385.0	33.1	(1.2)
Changes in assets and liabilities:			
Receivables	(477.8)	182.3	158.2
Inventories	(293.7)	84.1	85.8
Accounts payable and accrued expenses	872.7	(184.9)	144.0
Other*	(1,422.9)	45.3	263.6
Net cash provided by operating activities	1,162.5	1,535.7	1,878.3
Cash Flows from Investing Activities			
Collections of receivables	10,233.6	9,077.6	6,987.0
Proceeds from sales of financing receivables	2,333.6	1,941.0	2,967.8
Proceeds from maturities and sales of marketable securities	66.7	76.4	75.4
Proceeds from sales of equipment on operating leases	444.4	514.5	495.2
Proceeds from sales of businesses	90.6	22.5	53.5
Cost of receivables acquired	(13,628.2)	(11,576.8)	(9,955.3)
Purchases of marketable securities	(79.6)	(118.2)	(87.8)
Purchases of property and equipment	(363.8)	(309.6)	(358.7)
Cost of operating leases acquired	(571.1)	(473.7)	(487.9)
Acquisitions of businesses, net of cash acquired	(192.9)	(10.6)	(19.0)
Decrease (increase) in receivables from unconsolidated affiliates	(68.7)	(6.8)	14.8
Other	(.1)	(32.4)	1.0
Net cash used for investing activities	(1,735.5)	(896.1)	(314.0)
Cash Flows from Financing Activities			
Increase (decrease) in short-term borrowings	(356.0)	126.9	(1,413.2)
Proceeds from long-term borrowings	2,189.5	3,312.9	4,573.7
Principal payments on long-term borrowings	(2,312.7)	(2,542.7)	(2,771.0)
Proceeds from issuance of common stock	250.8	174.5	48.0
Repurchases of common stock	(193.1)	(.4)	(1.2)
Dividends paid	(246.6)	(210.5)	(208.9)
Other	(.4)	(1.8)	(1.5)
Net cash provided by (used for) financing activities	(668.5)	858.9	225.9
Effect of Exchange Rate Changes on Cash	38.1	71.1	(5.3)
Net Increase (Decrease) in Cash and Cash Equivalents	(1,203.4)	1,569.6	1,784.9
Cash and Cash Equivalents at Beginning of Year	4,384.5	2,814.9	1,030.0
Cash and Cash Equivalents at End of Year	$ 3,181.1	$ 4,384.5	$ 2,814.9

The notes to consolidated financial statements are an integral part of this statement.

* Primarily related to pension and other postretirement benefits in 2004.

DEERE & COMPANY

STATEMENT OF CHANGES IN CONSOLIDATED STOCKHOLDERS' EQUITY

For the Years Ended October 31, 2002, 2003 and 2004

(In millions of dollars)

	Total Equity	Common Stock	Treasury Stock	Unamortized Restricted Stock	Retained Earnings	Other Comprehensive Income (Loss)
Balance October 31, 2001	$ 3,992.2	$ 1,948.6	$ (1,405.5)	$ (16.8)	$ 3,834.8	$ (368.9)
Comprehensive income (loss)						
Net income	319.2				319.2	
Other comprehensive income (loss)						
Minimum pension liability adjustment	(1,015.9)					(1,015.9)
Cumulative translation adjustment	(7.6)					(7.6)
Unrealized gain on derivatives	25.0					25.0
Unrealized gain on investments	1.0					1.0
Total comprehensive income (loss)	(678.3)					
Repurchases of common stock	(1.2)		(1.2)			
Treasury shares reissued	84.5		84.5			
Dividends declared	(209.3)				(209.3)	
Other stockholder transactions	(24.7)	8.4		(1.0)	(32.1)	
Balance October 31, 2002	3,163.2	1,957.0	(1,322.2)	(17.8)	3,912.6	(1,366.4)
Comprehensive income						
Net income	643.1				643.1	
Other comprehensive income (loss)						
Minimum pension liability adjustment	(45.9)					(45.9)
Cumulative translation adjustment	213.9					213.9
Unrealized gain on derivatives	24.6					24.6
Unrealized gain on investments	5.8					5.8
Total comprehensive income	841.5					
Repurchases of common stock	(.4)		(.4)			
Treasury shares reissued	181.2		181.2			
Dividends declared	(211.2)				(211.2)	
Other stockholder transactions	27.8	30.8		12.0	(15.0)	
Balance October 31, 2003	4,002.1	1,987.8	(1,141.4)	(5.8)	4,329.5	(1,168.0)
Comprehensive income						
Net income	1,406.1				1,406.1	
Other comprehensive income						
Minimum pension liability adjustment	1,020.8					1,020.8
Cumulative translation adjustment	88.3					88.3
Unrealized gain on derivatives	16.0					16.0
Unrealized gain on investments	.2					.2
Total comprehensive income	2,531.4					
Repurchases of common stock	(193.1)		(193.1)			
Treasury shares reissued	294.1		294.1			
Dividends declared	(262.2)				(262.2)	
Other stockholder transactions	20.5	55.7		(6.9)	(28.3)	
Balance October 31, 2004	$ 6,392.8	$ 2,043.5	$ (1,040.4)	$ (12.7)	$ 5,445.1	$ (42.7)

The notes to consolidated financial statements are an integral part of this statement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are significant accounting policies in addition to those included in other notes to the consolidated financial statements.

Principles of Consolidation

The consolidated financial statements represent the consolidation of all companies in which Deere & Company has a controlling interest. Deere & Company records its investment in each unconsolidated affiliated company (generally 20 to 50 percent ownership) at its related equity in the net assets of such affiliate. Other investments (less than 20 percent ownership) are recorded at cost. Consolidated retained earnings at October 31, 2004 include undistributed earnings of the unconsolidated affiliates of $10 million. Dividends from unconsolidated affiliates were $22 million in 2004, $3 million in 2003 and $2 million in 2002 (see Note 6).

Special purpose entities (SPEs) related to the sale and securitization of financing receivables, which are also variable interest entities (VIEs), are not consolidated since the company does not control these entities, and they either meet the requirements of qualified special purpose entities, or the company is not the primary beneficiary. In addition, the specified assets in these VIEs related to the company's securitizations are not the only source of payment for specified liabilities or other interests of these VIEs and, therefore, do not require consolidation (see Note 10).

Certain amounts for prior years have been reclassified to conform with 2004 financial statement presentations.

Structure of Operations

Certain information in the notes and related commentary are presented in a format which includes data grouped as follows:

Equipment Operations — Includes the company's agricultural equipment, commercial and consumer equipment and construction and forestry operations with Financial Services reflected on the equity basis. The special technologies operations were combined with the agricultural equipment operations in 2004 (see Note 27).

Financial Services — Includes the company's credit, health care and certain miscellaneous service operations, which were added in 2004.

Consolidated — Represents the consolidation of the Equipment Operations and Financial Services. References to "Deere & Company" or "the company" refer to the entire enterprise.

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results could differ from those estimates.

Revenue Recognition

Sales of equipment and service parts are recorded when title and all risk of ownership are transferred to the independent dealer based on the agreement in effect with the dealer. In the U.S. and most international locations, this transfer occurs when goods are shipped to the dealer. In Canada and some other international locations, certain goods are shipped to dealers on a consignment basis under which title and risk of ownership are not transferred to the dealer. Accordingly, sales are not recorded until a retail customer has purchased the goods. In all cases, when a sale is recorded by the company, no significant uncertainty exists surrounding the purchaser's obligation to pay. No right of return exists on sales of equipment. Service parts returns are estimable and accrued at the time a sale is recognized. The company makes appropriate provisions based on experience for costs such as doubtful receivables, sales incentives and product warranty.

Financing revenue is recorded over the terms of the related receivables using the interest method. Income from operating leases is recognized on a straight-line basis over the scheduled lease terms. Health care premiums and fees are recognized as earned over the terms of the policies or contracts.

Sales Incentives

At the time a sale to a dealer is recognized, the company records an estimate of the future sales incentive costs for allowances and financing programs that will be due when the dealer sells the equipment to a retail customer. The estimate is based on historical data, announced incentive programs, field inventory levels and settlement volumes.

Product Warranties

At the time a sale to a dealer is recognized, the company records the estimated future warranty costs. These costs are usually estimated based on historical warranty claims (see Note 20).

Sales of Receivables

Certain financing receivables are periodically sold to SPEs in securitization transactions (see Note 10). Gains or losses from these sales are recognized in the period of sale based on the relative fair value of the portion sold and the portion allocated to retained interests. The retained interests are recorded at fair value estimated by discounting future cash flows. Changes in these fair values are recorded after-tax as a component of other comprehensive income, which is recorded directly in stockholders' equity until realized.

Depreciation and Amortization

Property and equipment, capitalized software and other intangible assets are depreciated over their estimated useful lives using the straight-line method. Equipment on operating leases is depreciated over the terms of the leases using the straight-line method. Property and equipment expenditures for new and revised products, increased capacity and the replacement or major renewal of significant items are capitalized. Expenditures for maintenance, repairs and minor renewals are generally charged to expense as incurred.

Impairment of Long-Lived Assets and Goodwill

The company evaluates the carrying value of long-lived assets (including property and equipment, goodwill and other intangible assets) when events and circumstances warrant such a review. Goodwill is also reviewed for impairment by reporting unit annually (see Note 15). If the carrying value of the long-lived asset is considered impaired, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the asset.

Health Care Claims and Reserves

Health care claims and reserves include liabilities for unpaid claims based on estimated costs of settling the claims using past experience adjusted for current trends.

Foreign Currency Translation

The functional currencies for most of the company's foreign operations are their respective local currencies. The assets and liabilities of these operations are translated into U.S. dollars at the end of the period exchange rates, and the revenues and expenses are translated at weighted-average rates for the period. The gains or losses from these translations are included in other comprehensive income, which is part of stockholders' equity. Gains or losses from transactions denominated in a currency other than the functional currency of the subsidiary involved and foreign exchange forward contracts and options are included in net income. The total foreign exchange pretax net loss for 2004, 2003 and 2002 was $26 million, $6 million and $36 million, respectively.

Stock-Based Compensation

The company has retained the intrinsic value method of accounting for its plans in accordance with Accounting Principles Board (APB) Opinion No. 25. No compensation expense for stock options was recognized under this method since the options' exercise prices were not less than the market prices of the stock at the dates the options were awarded (see Note 22). The stock-based compensation expense recognized in earnings relates to restricted stock awards. For disclosure purposes under Financial Accounting Standards Board (FASB) Statement No. 123, Accounting for Stock-Based Compensation, the Black-Scholes option pricing model was used to calculate the "fair values" of stock options on the date the options were awarded. Based on this model, the weighted-average fair values of stock options awarded during 2004, 2003 and 2002 with the exercise price equal to the market price were $12.40, $9.55 and $11.42 per option, respectively.

Pro forma net income and net income per share, as if the fair value method in FASB Statement No. 123 had been used for stock-based compensation, and the assumptions used were as follows with dollars in millions except per share amounts:

	2004	2003	2002
Net income as reported	$ 1,406	$ 643	$ 319
Add:			
Stock-based employee compensation costs, net of tax, included in net income	5	3	2
Less:			
Stock-based employee compensation costs, net of tax, as if fair value method had been applied	(31)	(32)	(37)
Pro forma net income	$ 1,380	$ 614	$ 284
Net income per share:			
As reported – basic	$ 5.69	$ 2.68	$ 1.34
Pro forma – basic	$ 5.58	$ 2.56	$ 1.19
As reported – diluted	$ 5.56	$ 2.64	$ 1.33
Pro forma – diluted	$ 5.47	$ 2.53	$ 1.19
Black-Scholes assumptions*			
Risk-free interest rate	2.6%	2.4%	3.6%
Dividend yield	1.4%	1.9%	2.1%
Stock volatility	27.8%	29.8%	36.0%
Expected option life in years	3.2	3.4	3.7

* Weighted-averages

New Accounting Standard to be Adopted

On December 16, 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment. This standard eliminated the alternative of accounting for share-based compensation using APB Opinion No. 25. The revised standard generally requires the recognition of the cost of employee services based on the grant date fair value of equity or liability instruments issued. The effective date for the company is the beginning of the fourth fiscal quarter of 2005. The impact of the adoption on the company's financial position or net income has not been determined.

New Accounting Standards Adopted

In 2004, the company adopted FASB Interpretation (FIN) No. 46 (revised December 2003), Consolidation of Variable Interest Entities, which addresses the consolidation and related disclosures of these entities by business enterprises. These are entities in which either the equity investment at risk is not sufficient to absorb the probable losses without additional subordinated financial support from other parties, or the investors with equity at risk lack certain essential characteristics of a controlling interest. Under the Interpretation, the company must consolidate any variable interest entities (VIEs) in which the company holds variable interests and the company is deemed the primary beneficiary. As disclosed in Note 10, the company's credit operations hold retained interests in certain special purpose entities (SPEs) related to the securitization and sale of their retail notes. These SPEs are defined as VIEs. Under the Interpretation, most of the company' retained interests are not deemed variable interests because they are interests in a VIE's specified assets with a fair value that is less than half the fair value of the VIE's total assets. In addition, these specified assets are not the only source of payment for specified liabilities or other interests of these VIE's and, therefore, do not require consolidation under the Interpretation. The company's remaining retained interests are with qualified special purpose entities (QSPEs) as defined by FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which are exempt from consolidation. The adoption of this standard did not require the consolidation of any SPEs related to securitizations. The effect of the adoption for other VIEs did not have a material effect on the company's financial position or net income.

In 2004, the company also adopted FASB Statement No. 132 (revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106. This Statement added certain disclosure requirements for the major categories of plan assets, the accumulated pension benefit obligations, the measurement date used, the benefits expected to be paid to plan participants during the next ten years, the employer's contributions expected to be paid to the plans during the next fiscal year, and interim disclosure of the components of the benefit costs along with any revisions to the contributions expected to be paid to the plans for the current fiscal year. This Statement required additional disclosure only and had no effect on the company's financial position or net income (see Note 3).

In December 2003, the U.S. Congress passed and the President signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Act). The Act includes a prescription drug benefit under Medicare Part D as well as a federal subsidy beginning in 2006. This subsidy will be paid to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent (as defined in the Act) to Medicare Part D. The company believes its retiree health and accident plan is at least actuarially equivalent to Medicare Part D and eligible for the federal subsidy. The subsidy will be based on approximately 28 percent of an individual beneficiary's annual prescription drug costs between $250 and $5,000. The company elected to defer the recognition of the effects of the Act on the financial statements until final authoritative guidance on the subsidy was issued by the FASB. The final guidance under FASB Staff Position (FSP) Financial Accounting Standards (FAS) 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, was issued May 19, 2004. The company adopted the guidance on a prospective basis in the third quarter of 2004. Treating the future subsidy under the Act as an actuarial experience gain, as required by the guidance, decreased the accumulated postretirement benefit obligation at the beginning of the third quarter by approximately $410 million. The subsidy also decreased the net periodic postretirement benefit cost for the last half of 2004 by approximately $42 million.

Acquisitions and Dispositions

The following acquisitions and dispositions were made which *did not materially affect the company's financial statements.* In December 2003 and March 2004, the company exercised call options purchasing an additional 59 percent ownership interest in Nortrax, Inc. for $151 million, increasing its ownership interest to 100 percent, which included approximately $110 million for previously accrued costs related to the call option amount, approximately $30 million for goodwill and the remainder for identifiable net assets. In March 2004, the company exercised a call option purchasing an additional 60 percent ownership interest in Nortrax Investments, Inc. for $16 million, increasing its ownership interest to 100 percent, which included approximately $10 million for previously accrued costs related to the call option amount, approximately $2 million for goodwill and the remainder for identifiable net assets. In August 2004, the company exercised a call option purchasing an additional 66 percent of Ontrac Holdings, Inc. for $19 million, increasing its ownership to 100 percent, which included approximately $11 million for goodwill and the remainder for identifiable net assets. The goodwill generated in these acquisitions was the result of the future cash flows and related fair values of the entities acquired exceeding the fair values of the entities' identifiable assets and liabilities. Nortrax, Inc. was consolidated at the end of December 2003, Nortrax Investments, Inc. was consolidated at the end of March 2004 and Ontrac Holdings, Inc. was consolidated at the end of August 2004, due to majority ownership interests. These entities also included approximately $30 million of existing goodwill, which was also included on the company's balance sheet when they were consolidated. None of the goodwill is deductible for tax purposes. The other intangibles purchased with these entities were not material. All the entities described above, which are collectively called Nortrax, are included in the construction and forestry segment of the company's operations and are involved in the ownership and development of several construction equipment dealer locations. The total values assigned to major assets and liabilities of the Nortrax entities related to the portion of additional ownership acquired during 2004 were approximately $175 million for inventories, $35 million for trade receivables, $43 million for goodwill, $25 million for property and equipment, $25 million for other assets, $215 million for payables to the company and $25 million of other liabilities. The pro forma results of the company's operations as if these acquisitions had occurred at the beginning of the fiscal year would not differ materially from reported results.

In November 2003, the company sold its 49 percent minority ownership in Sunstate Equipment Co., LLC, which was a rental equipment company included in the construction and forestry operations on the equity accounting basis. The gain on the sale was approximately $30 million pretax, recorded in other income, and $22 million after-tax. The equity income included in the financial statements for the periods presented was not material.

2. SPECIAL ITEMS

In 2001 and 2002, the company announced certain actions aimed at increasing efficiency and reducing costs. As a result, the company recognized asset write-downs and liabilities related to these costs. Following are descriptions of these actions and tables of the write-downs and liabilities related to the restructuring charges as they affected the financial statements during 2002, 2003 and 2004. There have been no material revisions to any of these restructuring plans. The annual pretax increase in earnings and cash flows have been approximately $100 million as expected. The restructurings primarily have reduced cost of sales by approximately $300 million and selling, administrative and general expenses by $30 million, partially offset by a reduction in sales of $230 million.

2002 Restructuring Charges

The expense (income) and liabilities for restructuring items at October 31 in millions of dollars and the number of employees to be terminated were as follows:

	Liabilities **2001**	Expense (Income)	Payments	Liabilities **2002**
Property and equipment write-downs		$ 29		
Inventory write-downs		5		
Total write-downs		34		
Termination benefits	$ 24	12	$ (25)	$ 11
Contract terminations	27	12	(21)	18
Warranties and product returns	16	(8)	(7)	1
Other costs	7	8	(3)	12
Total accruals	$ 74	24	$ (56)	$ 42
Total		$ 58*		
	2001	Additions	Terminated	**2002**
Employees to be terminated	1,000	900	(1700)	200

* In addition to these charges, the company recognized $11 million of other restructuring costs as incurred for a total of $69 million restructuring costs. The restructuring costs of $69 million have been reduced by $14 million for adjustments ($10 million cost of sales and $4 million selling, administrative and general expenses) due to changes in prior-year estimates as described below. Early-retirement programs also totaled $3 million in 2002 for a total of $72 million of special items.

The costs for restructuring items in 2002 totaled $69 million consisting of $68 million of cost of sales and $1 million of other expenses, as discussed below. The beginning balances shown above relate to special items in 2001 for exiting the hand-held consumer products business included in the commercial and consumer equipment segment and a restructuring to reduce manufacturing and marketing costs in the construction and forestry segment.

In 2002, the company's commercial and consumer equipment segment announced plans to close facilities in Williamsburg, Virginia and Jeffersonville, Indiana and streamline operations at Horicon, Wisconsin. As a result of these actions, a cost of $38 million was recognized, partially offset by $14 million for adjustments related to exiting the hand-held consumer products business in 2001. The net restructuring cost of $24 million consisted of property and equipment write-downs of $6 million, inventory write-downs of $1 million, contract terminations of $8 million, termination benefits of $3 million for approximately 200 employees and other costs of $6 million.

In 2002, the construction and forestry segment announced plans to close the Loudon, Tennessee factory and relocate the skid-steer loader production to its Dubuque, Iowa facility. Primarily as a result of this closure, a total cost of $27 million was recognized consisting of property and equipment write-downs of $14 million, inventory write-downs of $1 million, contract terminations of $4 million, termination benefits of $4 million for approximately 400 employees and other costs of $4 million.

In 2002, the company's agricultural equipment segment recognized $12 million of impairment and reorganization costs primarily in its Argentina operations consisting of property and equipment write-downs of $8 million, inventory write-downs of $2 million, termination benefits of $1 million for approximately 100 employees and other costs of $1 million. The company's special technologies group, which is included in the agricultural equipment segment (see Note 27), recognized $9 million of costs primarily related to the closure of a facility in Springfield, Illinois and the restructuring of Agris Corporation. These costs consisted of termination benefits of $4 million for approximately 200 employees, property and equipment write-downs of $1 million, inventory write-downs of $1 million and other costs of $3 million.

2003 Restructuring Charges

The income and liabilities for restructuring items at October 31 in millions of dollars and the number of employees to be terminated were as follows:

	Liabilities **2002**	Adjustment Income**	Payments	Liabilities **2003**
Termination benefits	$ 11	$ (1)	$ (10)	
Contract terminations	18	(3)	(1)	$ 14
Warranties and product returns	1	(1)		
Other costs	12	(2)	(8)	2
Total	$ 42	$ (7)*	$ (19)	$ 16
	2002	Additions	Terminated	**2003**
Employees to be terminated	200		(200)	

* In addition to these accrual adjustments, the company recognized $2 million of other restructuring costs as incurred related to these actions for a net total $5 million of restructuring income.

** These are adjustments of prior year accruals due to changes in estimates.

The income from restructuring items in 2003 totaled $5 million consisting of credits of $2 million to cost of sales and $3 million to selling, administrative and general expenses. The beginning balances shown above relate to special items shown in the previous table for 2002.

2004 Restructuring Charges

The income and liabilities for restructuring items at October 31 in millions of dollars were as follows:

	Liabilities **2003**	Adjustment Income*	Payments	Liabilities **2004**
Contract terminations	$ 14	$ (2)	$ (12)	$
Other costs	2	(1)	(1)	
Total	$ 16	$ (3)	$ (13)	$

* These are adjustments of prior year accruals due to changes in estimates.

The income from restructuring items in 2004 totaled $3 million consisting of a credit to cost of sales. The beginning balances shown above relate to special items shown in the previous table for 2003.

3. PENSION AND OTHER POSTRETIREMENT BENEFITS

The company has several defined benefit pension plans covering its U.S. employees and employees in certain foreign countries. The company also has several defined benefit health care and life insurance plans for retired employees in the U.S. and Canada. The company uses an October 31 measurement date for these plans.

The worldwide components of net periodic pension cost and the assumptions related to the cost consisted of the following in millions of dollars and in percents:

	2004	**2003**	**2002**
Pensions			
Service cost	$ 130	$ 111	$ 107
Interest cost	454	450	448
Expected return on plan assets	(619)	(558)	(619)
Amortization of actuarial loss	49	40	2
Amortization of prior service cost	41	40	30
Amortization of net transition asset			(1)
Special early-retirement benefits	3		3
Settlements/curtailments			6
Net cost (income)	$ 58	$ 83	$ (24)
Weighted-average assumptions			
Discount rates	6.0%	6.7%	7.2%
Rate of compensation increase	3.9%	3.9%	3.9%
Expected long-term rates of return	8.5%	8.5%	9.7%

The worldwide components of net periodic postretirement benefits cost and the assumptions related to the cost consisted of the following in millions of dollars and in percents:

	2004	2003	2002
Health care and life insurance			
Service cost	$ 99	$ 88	$ 83
Interest cost	314	287	224
Expected returns on plan assets	(52)	(39)	(44)
Amortization of actuarial loss	304	176	46
Amortization of prior service cost	(129)	(2)	(6)
Special early-retirement benefits	2		
Net cost	$ 538	$ 510	$ 303
Weighted-average assumptions			
Discount rates	6.1%	6.8%	7.2%
Expected long-term rates of return	8.5%	8.5%	9.7%

The following is the percentage allocation for the total pension and health care plan assets (similar for both plans) at October 31:

	Allocation Percent	
	2004	2003
Equity securities	56%	61%
Debt securities	25	21
Real estate	4	4
Other	15	14

The primary investment objective is to maximize the growth of the pension and health care plan assets to meet the projected obligations to the beneficiaries over a long period of time, and to do so in a manner that is consistent with the company's earnings strength and risk tolerance. Asset allocation policy is the most important decision in managing the assets and it is reviewed regularly. The asset allocation policy considers the company's financial strength and long-term asset class risk/return expectations since the obligations are long-term in nature. The target allocations are approximately 60 percent for equity securities, 20 percent for debt securities, 4 percent for real estate and 16 percent for other. The assets are well diversified and are managed by professional investment firms as well as by investment professionals who are company employees.

The expected long-term rate of return on plan assets reflects management's expectations of long-term average rates of return on funds invested to provide for benefits included in the projected benefit obligations. The expected return is based on the outlook for inflation, fixed income returns and equity returns, while also considering historical returns, asset allocation and investment strategy. Although not a guarantee of future results, the average annual return of the company's U.S. pension fund was 11 percent during the past ten years and 12 percent during the past 20 years. The discount rate assumption is based on investment yields available on AA rated long-term corporate bonds.

The company expects to contribute approximately $130 million to its pension plans and approximately $680 million to its health care and life insurance plans in 2005, which include direct benefit payments on unfunded plans. These expected contributions also include voluntary contributions to the U.S. pension plans of approximately $100 million and the health care plans of approximately $400 million during 2005.

A worldwide reconciliation of the funded status of the benefit plans and the assumptions related to the obligations at October 31 in millions of dollars follows:

	Pensions		Health Care and Life Insurance	
	2004	2003	2004	2003
Change in benefit obligations				
Beginning of year balance	$(7,790)	$(6,840)	$(5,408)	$(4,108)
Service cost	(130)	(111)	(99)	(88)
Interest cost	(454)	(450)	(314)	(287)
Actuarial loss	(474)	(534)	(209)	(1,578)
Amendments	(3)	(190)	92	424
Benefits paid	516	484	260	238
Special early-retirement benefits	(3)		(2)	
Foreign exchange and other	(65)	(149)	(10)	(9)
End of year balance	(8,403)	(7,790)	(5,690)	(5,408)
Change in plan assets (fair value)				
Beginning of year balance	5,987	5,024	577	410
Actual return on plan assets	594	958	60	92
Employer contribution	1,548	432	304	313
Benefits paid	(516)	(484)	(260)	(238)
Foreign exchange and other	22	57	5	
End of year balance	7,635	5,987	686	577
Plan obligation more than plan assets	(768)	(1,803)	(5,004)	(4,831)
Unrecognized actuarial loss	2,551	2,094	2,768	2,869
Unrecognized prior service (credit) cost	217	254	(387)	(423)
Net amount recognized	2,000	545	(2,623)	(2,385)
Minimum pension liability adjustment	(106)	(1,964)		
Net asset (liability) recognized	$ 1,894	$(1,419)	$(2,623)	$(2,385)
Amounts recognized in balance sheet				
Prepaid benefit cost	$ 2,493	$ 63		
Accrued benefit liability	(599)	(1,482)	$(2,623)	$(2,385)
Intangible asset	18	250		
Accumulated pretax charge to other comprehensive income	88	1,714		
Net amount recognized	$ 2,000	$ 545	$(2,623)	$(2,385)
Weighted-average assumptions				
Discount rates	5.5%	6.0%	5.5%	6.0%
Rate of compensation increase	3.9%	3.9%		

The annual rates of increase in the per capita cost of covered health care benefits (the health care cost trend rates) used to determine benefit obligations at October 31, 2004 were assumed to be 9.0 percent for 2005 graded down evenly to 5.0 percent for 2009 and all future years. The obligations at October 31, 2003 assumed 10.0 percent for 2004 graded down evenly to 5.0 percent for 2009. An increase of one percentage point in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligations at October 31, 2004 by $724 million and the aggregate of service and interest cost component of net periodic postretirement benefits cost for the year by $66 million. A decrease of one percentage point would decrease the obligations by $636 million and the cost by $56 million.

The benefits expected to be paid from the benefit plans, which reflect expected future years of service, and the Medicare subsidy expected to be received are as follows in millions of dollars.

	Pensions	Health Care and Life Insurance	Health Care Subsidy Receipts*
2005	$ 520	$ 277	
2006	531	296	$ (10)
2007	535	314	(12)
2008	543	330	(12)
2009	542	343	(12)
2010 to 2014	2,910	1,929	(62)

* See Note 1 for Medicare subsidy.

The total accumulated benefit obligations for all pension plans at October 31, 2004 and 2003 was $7,954 million and $7,390 million, respectively.

The accumulated benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $732 million and $141 million, respectively, at October 31, 2004 and $7,186 million and $5,745 million, respectively, at October 31, 2003. The projected benefit obligations and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets were $4,725 million and $3,773 million, respectively, at October 31, 2004 and $7,569 million and $5,745 million, respectively, at October 31, 2003.

The minimum pension liability adjustment recorded by the company was $106 million and $1,964 million as of October 31, 2004 and 2003, respectively. The decrease in the adjustment, compared to last year, was a result of an increase in the fair value of plan assets due to voluntary company contributions and the return on plan assets during 2004.

See Note 23 for defined contribution plans related to employee investment and savings.

4. INCOME TAXES

The provision for income taxes by taxing jurisdiction and by significant component consisted of the following in millions of dollars:

	2004	2003	2002
Current:			
U.S.:			
Federal	$ 109	$ 96	$ 145
State	5	4	1
Foreign	206	200	109
Total current	320	300	255
Deferred:			
U.S.:			
Federal	306	59	6
State	37	3	2
Foreign	46	(25)	(5)
Total deferred	389	37	3
Provision for income taxes	$ 709	$ 337	$ 258

Based upon location of the company's operations, the consolidated income before income taxes in the U.S. in 2004, 2003 and 2002 was $1,253 million, $428 million and $327 million, respectively, and in foreign countries was $861 million, $543 million and $276 million, respectively. Certain foreign operations are branches of Deere & Company and are, therefore, subject to U.S., as well as foreign income tax regulations. The pretax income by location and the preceding analysis of the income tax provision by taxing jurisdiction are, therefore, not directly related.

A comparison of the statutory and effective income tax provision and reasons for related differences in millions of dollars follow:

	2004	2003	2002
U.S. federal income tax provision at a statutory rate of 35 percent	$ 740	$ 340	$ 211
Increase (decrease) resulting from:			
State and local income taxes, net of federal income tax benefit	27	4	2
Taxes on foreign activities	(21)	(4)	(1)
Goodwill amortization			10
Nondeductible costs and other-net	(37)	(3)	36
Provision for income taxes	$ 709	$ 337	$ 258

At October 31, 2004, accumulated earnings in certain subsidiaries outside the U.S. totaled $556 million for which no provision for U.S. income taxes or foreign withholding taxes has been made, because it is expected that such earnings will be reinvested overseas indefinitely. Determination of the amount of unrecognized deferred tax liability on these unremitted earnings is not practical.

Deferred income taxes arise because there are certain items that are treated differently for financial accounting than for income tax reporting purposes. An analysis of the deferred income tax assets and liabilities at October 31 in millions of dollars follows:

	2004		2003	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Postretirement benefit accruals	$ 1,017		$ 911	
Prepaid pension costs		$ 778		$ 215
Accrual for sales allowances	304		266	
Tax over book depreciation		263		215
Deferred lease income		159		169
Accrual for employee benefits	126		60	
Allowance for credit losses	79		79	
Tax loss and tax credit carryforwards	55		37	
Undistributed foreign earnings		44		20
Intercompany profit in inventory	36		21	
Minimum pension liability adjustment	30		636	
Other items	122	60	103	49
Deferred income tax assets and liabilities	$ 1,769	$ 1,304	$ 2,113	$ 668

Deere & Company files a consolidated federal income tax return in the U.S., which includes the wholly-owned Financial Services subsidiaries. These subsidiaries account for income taxes generally as if they filed separate income tax returns.

At October 31, 2004, certain tax loss and tax credit carryforwards for $55 million were available with $35 million expiring from 2007 through 2022 and $20 million with an unlimited expiration date.

5. OTHER INCOME AND OTHER OPERATING EXPENSES

The major components of other income and other operating expenses consisted of the following in millions of dollars:

	2004	2003	2002
Other income			
Gains from sales of retail notes and leases*	$ 50	$ 54	$ 81
Securitization and servicing fee income	58	55	50
Revenues from services	103	45	51
Investment income	12	11	12
Other**	128	80	75
Total	$ 351	$ 245	$ 269
Other operating expenses			
Depreciation of equipment on operating leases	$ 239	$ 273	$ 316
Cost of services	55	20	31
Other***	39	32	63
Total	$ 333	$ 325	$ 410

* Includes securitizations and other sales of retail notes and leases.

** Includes gain from the sale of Sunstate Equipment Co., LLC in 2004 (see Note 1).

*** Includes Argentine peso devaluation losses in 2002.

6. UNCONSOLIDATED AFFILIATED COMPANIES

Unconsolidated affiliated companies are companies in which Deere & Company generally owns 20 percent to 50 percent of the outstanding voting shares. Deere & Company does not control these companies and accounts for its investments in them on the equity basis. The investments in these companies primarily consist of Deere-Hitachi Construction Machinery Corporation (50 percent ownership), Bell Equipment Limited (32 percent ownership) and A&I Products (36 percent ownership). During 2004, the company increased its minority ownership in Nortrax, Inc., Nortrax Investments, Inc. and Ontrac Holdings, Inc. to 100 percent, at which time they were consolidated, and the company sold its minority ownership in Sunstate Equipment Co., LLC (see Note 1). The unconsolidated affiliated companies primarily manufacture or market equipment. Deere & Company's share of the income of these companies is reported in the consolidated income statement under "Equity in Income (Loss) of Unconsolidated Affiliates." The investment in these companies is reported in the consolidated balance sheet under "Investments in Unconsolidated Affiliates."

Combined financial information of the unconsolidated affiliated companies in millions of dollars is as follows:

Operations	2004	2003	2002
Sales	$1,798	$1,929	$1,605
Net income (loss)	2	23	(38)
Deere & Company's equity in net income (loss)	1	9	(25)

Financial Position	2004	2003
Total assets	$ 839	$1,297
Total external borrowings	173	384
Total net assets	253	445
Deere & Company's share of the net assets	107	196

7. MARKETABLE SECURITIES

Marketable securities are currently held by the health care subsidiaries. All marketable securities are classified as available-for-sale, with unrealized gains and losses shown as a component of stockholders' equity. Realized gains or losses from the sales of marketable securities are based on the specific identification method.

The amortized cost and fair value of marketable securities at October 31 in millions of dollars follow:

	Amortized Cost or Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2004				
Equity securities	$ 25	$ 3		$ 28
U.S. government debt securities	73	2	$ 1	74
Corporate debt securities	72	2		74
Mortgage-backed debt securities	70	1		71
Marketable securities	$240	$ 8	$ 1	$247
2003				
Equity securities	$ 25	$ 3	$ 1	$ 27
U.S. government debt securities	62	2		64
Corporate debt securities	81	4	1	84
Mortgage-backed debt securities	57	1	1	57
Marketable securities	$225	$ 10	$ 3	$232

The contractual maturities of debt securities at October 31, 2004 in millions of dollars follow:

	Amortized Cost	Fair Value
Due in one year or less	$ 9	$ 9
Due after one through five years	63	66
Due after five through 10 years	67	68
Due after 10 years	76	76
Debt securities	$215	$219

Actual maturities may differ from contractual maturities because some securities may be called or prepaid. Proceeds from the sales of available-for-sale securities were $34 million in 2004, $20 million in 2003 and $34 million in 2002. Realized gains and losses, unrealized gains and losses, and the increase (decrease) in the net unrealized gains or losses were not significant in those years. The unrealized losses at October 31, 2004 were primarily the result of an increase in interest rates affecting the fair value of certain debt securities. The company has the ability and intent to hold these investments for a recovery of the cost.

8. TRADE ACCOUNTS AND NOTES RECEIVABLE

Trade accounts and notes receivable at October 31 consisted of the following in millions of dollars:

	2004	2003
Trade accounts and notes:		
Agricultural	$ 1,838	$ 1,711*
Commercial and consumer	793	683
Construction and forestry	576	225
Trade accounts and notes receivable–net	$ 3,207	$ 2,619

* Restated to include special technologies group (see Note 27).

At October 31, 2004 and 2003, dealer notes included in the previous table were $411 million and $428 million, and the allowance for doubtful trade receivables was $56 million and $58 million, respectively.

The Equipment Operations sell a significant portion of newly originated trade receivables to the credit operations and provide compensation to the credit operations at market rates of interest for these receivables.

Trade accounts and notes receivable primarily arise from sales of goods to dealers. Under the terms of the sales to dealers, interest is charged to dealers on outstanding balances, from the earlier of the date when goods are sold to retail customers by the dealer or the expiration of certain interest-free periods granted at the time of the sale to the dealer, until payment is received by the company. Dealers cannot cancel purchases after the equipment is shipped and are responsible for payment even if the equipment is not sold to retail customers. The interest-free periods are determined based on the type of equipment sold and the time of year of the sale. These periods range from one to 12 months for most equipment. Interest-free periods may not be extended. Interest charged may not be forgiven and interest rates, which exceed the prime rate, are set based on market factors. The company evaluates and assesses dealers on an ongoing basis as to their credit worthiness and generally retains a security interest in the goods associated with these trade receivables. The company is obligated to repurchase goods sold to a dealer upon cancellation or termination of the dealer's contract for such causes as change in ownership, closeout of the business or default. The company may also in certain circumstances repurchase goods sold to a dealer in order to satisfy a request for goods from another dealer.

Trade accounts and notes receivable have significant concentrations of credit risk in the agricultural, commercial and consumer, and construction and forestry sectors as shown in the previous table. On a geographic basis, there is not a disproportionate concentration of credit risk in any area.

9. FINANCING RECEIVABLES

Financing receivables at October 31 consisted of the following in millions of dollars:

	2004	2003
Retail notes:		
Equipment:		
Agricultural	$ 5,713	$ 4,995
Commercial and consumer	1,161	1,092
Construction and forestry	1,749	1,515
Recreational products	75	114
Total	8,698	7,716
Wholesale notes	941	828
Revolving charge accounts	1,513	1,164
Financing leases	803	759
Operating loans	380	543
Total financing receivables	12,335	11,010
Less:		
Unearned finance income:		
Equipment notes	834	755
Recreational product notes	22	34
Financing leases	101	98
Total	957	887
Allowance for doubtful receivables	145	149
Financing receivables – net	$11,233	$ 9,974

Financing receivables have significant concentrations of credit risk in the agricultural, commercial and consumer, and construction and forestry sectors as shown in the previous table. On a geographic basis, there is not a disproportionate concentration of credit risk in any area. The company retains as collateral a security interest in the equipment associated with retail notes, wholesale notes and financing leases.

Financing receivable installments, including unearned finance income, at October 31 are scheduled as follows in millions of dollars:

	2004	2003
Due in months:		
0 – 12	$ 5,939	$ 5,282
13 – 24	2,486	2,194
25 – 36	1,822	1,602
37 – 48	1,131	1,101
49 – 60	729	607
Thereafter	228	224
Total	$12,335	$11,010

The maximum terms for retail notes are generally eight years for agricultural equipment, six years for commercial and consumer equipment and five years for construction and forestry equipment. The maximum term for financing leases is generally five years, while the average term for wholesale notes is 12 months.

At October 31, 2004 and 2003, the unpaid balances of retail notes and leases previously sold by the credit operations were $3,398 million and $2,916 million, respectively. The retail notes sold are collateralized by security interests in the related equipment sold to customers. At October 31, 2004 and 2003, worldwide financing receivables administered, which include financing receivables and leases previously sold but still administered, totaled $14,631 million and $12,890 million, respectively.

Total financing receivable amounts 60 days or more past due were $41 million at October 31, 2004, compared with $51 million at October 31, 2003. These past-due amounts represented .36 percent of the receivables financed at October 31, 2004 and .50 percent at October 31, 2003. The allowance for doubtful financing receivables represented 1.28 percent and 1.47 percent of financing receivables outstanding at October 31, 2004 and 2003, respectively. In addition, at October 31, 2004 and 2003, the company's credit operations had $184 million and $175 million, respectively, of deposits withheld from dealers and merchants available for potential credit losses. An analysis of the allowance for doubtful financing receivables follows in millions of dollars:

	2004	2003	2002
Balance, beginning of the year	$ 149	$136	$126
Provision charged to operations	43	84	156
Amounts written off	(37)	(56)	(128)
Other changes primarily related to transfers for retail note sales	(10)	(15)	(18)
Balance, end of the year	$ 145	$149	$136

10. SALE AND SECURITIZATION OF FINANCING RECEIVABLES

The company periodically sells receivables to special purpose entities (SPEs) in securitizations of retail notes. It retains interest-only strips, servicing rights, and in some cases, reserve accounts and subordinated certificates, all of which are retained interests in the securitized receivables. The retained interests are carried at estimated fair value in "Other receivables" or "Other assets" on the balance sheet. Gains or losses on sales of the receivables depend in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. The company generally estimates fair values based on the present value of future expected cash flows using management's key assumptions as discussed below. The company retains the rights to certain future cash flows and in the U.S. transactions receives annual servicing fees approximating 1 percent of the outstanding balance. No significant balances for servicing assets or liabilities exist because the benefits received for servicing are offset by the costs of providing the servicing. The company's maximum exposure under recourse provisions related to securitizations at October 31, 2004 and 2003 was $218 million and $236 million, respectively. The recourse provisions include the fair value of the retained interests and all other recourse obligations contractually specified in the securitization agreements. The company does not record the other recourse obligations as liabilities as they are contingent liabilities that are remote at this time. Except for this exposure, the investors and securitization trusts have no recourse to the company for failure of debtors to pay when due. The company's retained interests are subordinate to investors' interests, and their values are subject to certain key assumptions as shown below. The total assets of the unconsolidated SPEs related to securitizations at October 31, 2004 and 2003 were $3,441 million and $2,964 million, respectively.

Pretax gains in millions of dollars on retail notes securitized and key assumptions used to initially determine the fair value of the retained interests were as follows:

	2004	2003	2002
Pretax gains	$ 48	$ 50	$ 71
Weighted-average maturities in months	20	21	19
Average annual prepayment rates	20%	19%	22%
Average expected annual credit losses	.38%	.42%	.42%
Discount rates on retained interests and subordinate tranches	13%	13%	13%

Cash flows received from securitization trusts in millions of dollars were as follows:

	2004	2003	2002
Proceeds from new securitizations	$2,269	$1,891	$2,870
Servicing fees received	30	24	28
Other cash flows received	66	49	103

Components of retained interests in securitization of retail notes at October 31 in millions of dollars follow:

	2004	2003
Interest only strips	$ 70	$ 104
Reserve accounts held for benefit of securitization entities	43	30
Subordinated certificates	16	12
Retained interests	$ 129	$ 146

The total retained interests, weighted-average life, weighted-average current key economic assumptions and the sensitivity analysis showing the hypothetical effects on the retained interests from immediate 10 percent and 20 percent adverse changes in those assumptions with dollars in millions were as follows:

	2004	2003
Retail note securitizations		
Carrying amount/fair value of retained interests	$ 129	$ 146
Weighted-average life (in months)	16	16
Prepayment speed assumption (annual rate)	20%	20%
Impact on fair value of 10% adverse change	$ 1.8	$ 1.9
Impact on fair value of 20% adverse change	$ 3.6	$ 3.8
Expected credit losses (annual rate)	.40%	.40%
Impact on fair value of 10% adverse change	$ 2.0	$ 1.8
Impact on fair value of 20% adverse change	$ 4.0	$ 3.6
Residual cash flows discount rate (annual)	13%	13%
Impact on fair value of 10% adverse change	$ 3.6	$ 3.6
Impact on fair value of 20% adverse change	$ 7.1	$ 7.0

These sensitivities are hypothetical changes in fair value and cannot be extrapolated because the relationship of the changes in assumption to the changes in fair value may not be linear.

Also, the effect of a variation in a particular assumption is calculated without changing any other assumption, whereas changes in one factor may result in changes in another. Accordingly, no assurance can be given that actual results would be consistent with the results of these estimates.

Principal balances of owned, securitized and total managed retail notes; past due amounts; and credit losses (net of recoveries) as of and for the years ended October 31, in millions of dollars follow:

	Principal Outstanding	Principal 60 Days or More Past Due	Net Credit Losses
2004			
Owned	$ 7,648	$ 20	$ 9
Securitized	3,215	10	5
Managed	$ 10,863	$ 30	$14
2003			
Owned	$ 6,759	$ 30	$27
Securitized	2,752	12	11
Managed	$ 9,511	$ 42	$38

The amount of actual and projected future credit losses as a percent of the original balance of retail notes securitized (expected static pool losses) were as follows:

	Retail Notes Securitized In		
	2004	**2003**	**2002**
Actual and Projected Losses (%) as of October 31:			
2004	.59%	.49%	.50%
2003		.67%	.53%
2002			.61%

11. OTHER RECEIVABLES

Other receivables at October 31 consisted of the following in millions of dollars:

	2004	**2003**
Taxes receivable	$ 424	$ 176
Receivables relating to securitizations	113	134
Other	126	118
Other receivables	$ 663	$ 428

The credit operations' receivables related to securitizations are equal to the present value of payments to be received for certain retained interests and deposits made with other entities for recourse provisions under the retail note sales agreements.

12. EQUIPMENT ON OPERATING LEASES

Operating leases arise primarily from the leasing of John Deere equipment to retail customers. Initial lease terms generally range from 36 to 60 months. Net equipment on operating leases totaled $1,297 million and $1,382 million at October 31, 2004 and 2003, respectively. The equipment is depreciated on a straight-line basis over the terms of the leases. The accumulated depreciation on this equipment was $468 million and $535 million at October 31, 2004 and 2003, respectively. The corresponding depreciation expense was $239 million in 2004, $273 million in 2003 and $316 million in 2002.

Future payments to be received on operating leases totaled $676 million at October 31, 2004 and are scheduled as follows in millions of dollars: 2005 – $284, 2006 – $199, 2007 – $114, 2008 – $59 and 2009 – $20.

13. INVENTORIES

Most inventories owned by Deere & Company and its United States equipment subsidiaries are valued at cost, on the "last-in, first-out" (LIFO) basis. Remaining inventories are generally valued at the lower of cost, on the "first-in, first-out" (FIFO) basis, or market. The value of gross inventories on the LIFO basis represented 61 percent and 67 percent of worldwide gross inventories at FIFO value on October 31, 2004 and 2003, respectively. If all inventories had been valued on a FIFO basis, estimated inventories by major classification at October 31 in millions of dollars would have been as follows:

	2004	**2003**
Raw materials and supplies	$ 589	$ 496
Work-in-process	408	388
Finished machines and parts	2,004	1,432
Total FIFO value	3,001	2,316
Less adjustment to LIFO value	1,002	950
Inventories	$ 1,999	$ 1,366

14. PROPERTY AND DEPRECIATION

A summary of property and equipment at October 31 in millions of dollars follows:

	Average Useful Lives (Years)	**2004**	**2003**
Land		$ 79	$ 68
Buildings and building equipment	26	1,464	1,366
Machinery and equipment	10	2,870	2,705
Dies, patterns, tools, etc	7	987	932
All other	5	626	671
Construction in progress		156	92
Total at cost		6,182	5,834
Less accumulated depreciation		4,020	3,758
Property and equipment – net		$ 2,162	$ 2,076

Leased property under capital leases amounting to $13 million and $19 million at October 31, 2004 and 2003, respectively, is included in property and equipment.

Property and equipment is stated at cost less accumulated depreciation. Property and equipment additions in 2004, 2003 and 2002 were $365 million, $320 million and $358 million and depreciation was $342 million, $319 million and $310 million, respectively.

Capitalized software is stated at cost less accumulated amortization and the estimated useful life is three years. The amounts of total capitalized software costs, including purchased and internally developed software, classified as "Other Assets" at October 31, 2004 and 2003 were $315 million and $276 million, less accumulated amortization of $240 million and $207 million, respectively. Amortization of these software costs was $38 million, in 2004, 2003 and 2002.

The cost of compliance with foreseeable environmental requirements has been accrued and did not have a material effect on the company's financial position or results of operations.

15. GOODWILL AND OTHER INTANGIBLE ASSETS-NET

Upon the adoption of FASB Statement No. 142, Goodwill and Other Intangible Assets, at the beginning of fiscal year 2003, goodwill was no longer amortized and will be written down in the future only for impairments. Goodwill is reviewed for impairment by reporting unit based on fair values annually or as events and circumstances change.

Pro forma net income and net income per share, excluding goodwill amortization, were as follows with dollars in millions except per share amounts:

	2004	2003	2002
Net income as reported	$ 1,406	$ 643	$ 319
Goodwill amortization, net of tax			53
Pro forma net income	$ 1,406	$ 643	$ 372
Basic net income per share:			
Net income as reported	$ 5.69	$ 2.68	$ 1.34
Goodwill amortization, net of tax			.22
Pro forma net income	$ 5.69	$ 2.68	$ 1.56
Diluted net income per share:			
Net income as reported	$ 5.56	$ 2.64	$ 1.33
Goodwill amortization, net of tax			.22
Pro forma net income	$ 5.56	$ 2.64	$ 1.55

The amounts of goodwill by operating segment were as follows in millions of dollars:

	2004*	2003
Agricultural equipment	$ 101	$ 94**
Commercial and consumer equipment	299	305
Construction and forestry	574	473
Total goodwill	$ 974	$ 872

* The change in goodwill between years for construction and forestry was primarily due to $73 million goodwill from the additional acquisition and consolidation of Nortrax (see Note 1). The remaining changes are due to fluctuations in foreign currency exchange rates.

** Restated to include special technologies group (see Note 27).

The components of other intangible assets are as follows in millions of dollars:

	2004	2003
Amortized intangible assets:		
Gross patents, licenses and other	$ 12	$ 9
Accumulated amortization	(8)	(6)
Net patents, licenses and other	4	3
Unamortized intangible assets:		
Intangible asset related to minimum pension liability	18	250
Total other intangible assets-net	$ 22	$ 253

Other intangible assets, excluding the intangible pension asset, are stated at cost less accumulated amortization and are being amortized over 17 years or less on the straight-line basis. The intangible pension asset is remeasured and adjusted annually. The decrease in the intangible pension asset is a result of the decrease in the minimum pension liability due primarily to voluntary company contributions to the pension plan and the return on plan assets. The amortization of other intangible assets is not significant.

16. SHORT-TERM BORROWINGS

Short-term borrowings at October 31 consisted of the following in millions of dollars:

	2004	2003
Equipment Operations		
Commercial paper	$ 258	$ 279
Notes payable to banks	19	35
Long-term borrowings due within one year	35	263
Total	312	577
Financial Services		
Commercial paper	1,629	1,836
Notes payable to banks	32	66
Long-term borrowings due within one year	1,485	1,868
Total	3,146	3,770
Short-term borrowings	$ 3,458	$ 4,347

The weighted-average interest rates on total short-term borrowings, excluding current maturities of long-term borrowings, at October 31, 2004 and 2003 were 2.8 percent and 2.3 percent, respectively. All of the Financial Services' short-term borrowings represent obligations of the credit subsidiaries.

Unsecured lines of credit available from U.S. and foreign banks were $3,190 million at October 31, 2004. Some of these credit lines are available to both Deere & Company and John Deere Capital Corporation. At October 31, 2004, $900 million of these worldwide lines of credit were unused. For the purpose of computing the unused credit lines, commercial paper and short-term bank borrowings, excluding the current maturities of long-term borrowings, were considered to constitute utilization.

Included in the above lines of credit is a long-term credit facility agreement expiring in February 2009 for $1,250 million. The agreement is mutually extendable and the annual facility fee is not significant. The credit agreement has various requirements of John Deere Capital Corporation, including the maintenance of its consolidated ratio of earnings to fixed charges at not less than 1.05 to 1 for each fiscal quarter and the ratio of senior debt to total stockholder's equity plus subordinated debt at not more than 8 to 1 at the end of any fiscal quarter. The credit agreement also requires the Equipment Operations to maintain a ratio of total debt to total capital (total debt and stockholders' equity) of 65 percent or less at the end of each fiscal quarter according to accounting principles generally accepted in the U.S. in effect at October 31, 2003. At October 31, 2004, the ratio was 32 percent. Under this provision, the company's excess equity capacity and retained earnings balance free of restriction at October 31, 2004 was $4,756 million. Alternatively under this provision, the Equipment Operations had the capacity to incur additional debt of $8,832 million at October 31, 2004. All the requirements of the credit agreement have been met during the periods included in the financial statements.

Deere & Company has an agreement with John Deere Capital Corporation (Capital Corporation) pursuant to which it has agreed to continue to own at least 51 percent of the voting shares of capital stock of the Capital Corporation and to maintain the Capital Corporation's consolidated tangible net worth at not less than $50 million. This agreement also obligates Deere & Company to make income maintenance payments to the Capital Corporation such that its consolidated ratio of earnings before fixed charges to fixed charges is not less than 1.05 to 1 for any fiscal quarter. Deere & Company's obligations to make payments to the Capital Corporation under the agreement are independent of whether the Capital Corporation is in default on its indebtedness, obligations or other liabilities. Further, the company's obligations under the agreement are not measured by the amount of the Capital Corporation's indebtedness, obligations or other liabilities. Deere & Company's obligations to make payments under this agreement are expressly stated not to be a guaranty of any specific indebtedness, obligation or liability of the Capital Corporation and are enforceable only by or in the name of the Capital Corporation. No payments were required under this agreement during the periods included in the financial statements.

17. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses at October 31 consisted of the following in millions of dollars:

	2004	2003
Equipment Operations		
Accounts payable:		
Trade payables	$1,246	$ 912
Dividends payable	69	53
Other	62	58
Accrued expenses:		
Employee benefits	719	349
Product warranties	458	389
Dealer sales program discounts	287	261
Dealer sales volume discounts	224	137
Other	619	613
Total	3,684	2,772
Financial Services		
Accounts payable:		
Deposits withheld from dealers and merchants	184	175
Other	239	234
Accrued expenses:		
Interest payable	85	79
Other	123	153
Total	631	641
Eliminations	341*	307*
Accounts payable and accrued expenses	$3,974	$3,106

* Trade receivable valuation accounts (primarily dealer sales program discounts) which are reclassified as accrued expenses by the Equipment Operations as a result of trade receivables sold to Financial Services.

18. LONG-TERM BORROWINGS

Long-term borrowings at October 31 consisted of the following in millions of dollars:

	2004	2003
Equipment Operations**		
Notes and debentures:		
Medium-term notes due 2006: Average interest rates of 9.2% – 2004 and 9.6% – 2003	$ 20	$ 45
5-7/8% U.S. dollar notes due 2006: ($250 principal) Swapped $170 to Euro at average variable interest rates of 3.1% – 2004, 2.7% – 2003	250*	257*
7.85% debentures due 2010	500	500
6.95% notes due 2014: ($700 principal) Swapped to variable interest rates of 3.1% – 2004, 2.1% – 2003	786*	771*
8.95% debentures due 2019	200	200
8-1/2% debentures due 2022	200	200
6.55% debentures due 2028	200	200
8.10% debentures due 2030	250	250
7.125% notes due 2031	300	300
Other notes	22	4
Total	2,728	2,727
Financial Services**		
Notes and debentures:		
Medium-term notes due 2005 – 2009: (principal $3,443 - 2004, $2,696 - 2003) Average interest rates of 3.9% – 2004, 3.4% – 2003	3,459*	2,714*
5.125% debentures due in 2006: ($600 principal) Swapped $300 to variable interest rates of 2.7% – 2004, 1.8% – 2003	620*	632*
4.5% notes due 2007: ($500 principal) Swapped $300 in 2004 and $450 in 2003 to variable interest rates of 2.4% – 2004, 1.8% – 2003	510*	511*
3.90% notes due 2008: ($850 principal) Swapped $525 in 2004 and $650 in 2003 to variable interest rates of 2.6% – 2004, 1.7% – 2003	850*	851*
6% notes due 2009: ($300 principal) Swapped to variable interest rates of 1.9% – 2004, 1.4% – 2003	327*	329*
7% notes due 2012: ($1,500 principal) Swapped $1,225 to variable interest rates of 2.9% – 2004, 2.1% – 2003,	1,674*	1,665*
5.10% debentures due 2013: ($650 principal) Swapped to variable interest rates of 2.7% – 2004, 1.8% – 2003	658*	641*
Other notes	264	184
Total notes and debentures	8,362	7,527
Subordinated debt:		
8-5/8% subordinated debentures due 2019***		150
Total	8,362	7,677
Long-term borrowings	$11,090	$10,404

* Includes fair value adjustments related to interest rate swaps.
** All interest rates are as of year end.
*** Redeemed during 2004.

All of the Financial Services' long-term borrowings represent obligations of the credit subsidiaries.

The approximate amounts of the Equipment Operations' long-term borrowings maturing in each of the next five years in millions of dollars are as follows: 2005 – $35, 2006 – $277, 2007 – $4, 2008 – $2 and 2009 – $6. The approximate amounts of the credit subsidiaries' long-term borrowings maturing in each of the next five years in millions of dollars are as follows: 2005 – $1,485, 2006 – $2,766, 2007 – $1,627, 2008 – $1,011 and 2009 – $530.

19. LEASES

At October 31, 2004, future minimum lease payments under capital leases amounted to $12 million as follows: 2005 – $2, 2006 – $2, 2007 – $1, 2008 – $1, 2009 – $1 and later years $5. Total rental expense for operating leases was $102 million in 2004, $98 million in 2003 and $95 million in 2002. At October 31, 2004, future minimum lease payments under operating leases amounted to $367 million as follows: 2005 – $75, 2006 – $67, 2007 – $63, 2008 – $32, 2009 – $27 and later years $103. See Note 20 for operating leases with residual value guarantees.

20. CONTINGENCIES AND COMMITMENTS

The company generally determines its total warranty liability by applying historical claims rate experience to the estimated amount of equipment that has been sold and is still under warranty based on dealer inventories and retail sales. The historical claims rate is primarily determined by a review of five-year claims costs and current quality developments.

A reconciliation of the changes in the warranty liability in millions of dollars follows:

	Warranty Liability	
	2004	**2003**
Beginning of year balance	$ 389	$ 332
Payments	(378)	(321)
Accruals for warranties	447	378
End of year balance	$ 458	$ 389

The company has guaranteed certain recourse obligations on financing receivables that it has sold. If the receivables sold are not collected, the company would be required to cover those losses up to the amount of its recourse obligation. At October 31, 2004, the maximum amount of exposure to losses under these agreements was $218 million. The estimated credit risk associated with sold receivables totaled $23 million at October 31, 2004. This risk of loss is recognized primarily in the retained interests (see Note 10). The company may recover a portion of any required payments incurred under these agreements from the repossession of the equipment collateralizing the receivables. At October 31, 2004, the maximum remaining term of the receivables guaranteed was approximately six years.

At October 31, 2004, the company had guaranteed approximately $40 million of residual values for two operating leases related to an administrative and a manufacturing building. The company is obligated at the end of each lease term to pay to the lessor any reduction in market value of the leased property up to the guaranteed residual value. The company recognizes the expense for these future estimated lease payments over the terms of the operating leases and had accrued expenses of $9 million related to these agreements at October 31, 2004. The leases have terms expiring in 2006 and 2007.

At October 31, 2004, the company had approximately $95 million of guarantees issued primarily to overseas banks related to third-party receivables for the retail financing of John Deere equipment. The company may recover a portion of any required payments incurred under these agreements from repossession of the equipment collateralizing the receivables. At October 31, 2004, the company had accrued losses of approximately $1 million under these agreements. The maximum remaining term of the receivables guaranteed at October 31, 2004 was approximately six years.

The company had pledged assets of $16 million, outside the U.S., as collateral for borrowings, and $15 million of restricted investments related to conducting the health care business in various states at October 31, 2004.

The company also had other miscellaneous contingent liabilities totaling approximately $30 million at October 31, 2004, for which it believes the probability for payment is remote.

John Deere B.V., located in the Netherlands, is a consolidated indirect wholly-owned finance subsidiary of the company. The debt securities of John Deere B.V., including those which are registered with the U.S. Securities and Exchange Commission, are fully and unconditionally guaranteed by the company. These registered debt securities totaled $250 million at October 31, 2004 and are included on the consolidated balance sheet.

The company is subject to various unresolved legal actions which arise in the normal course of its business, the most prevalent of which relate to product liability (including asbestos related liability), retail credit, software licensing, patent and trademark matters. Although it is not possible to predict with certainty the outcome of these unresolved legal actions or the range of possible loss, the company believes these unresolved legal actions will not have a material effect on its financial statements.

21. CAPITAL STOCK

Changes in the common stock account in millions were as follows:

	Number of Shares Issued	Amount
Balance at October 31, 2001	268.2	$ 1,949
Other		8
Balance at October 31, 2002	268.2	1,957
Other		31
Balance at October 31, 2003	268.2	1,988
Other		56
Balance at October 31, 2004	268.2	$ 2,044

The number of common shares the company is authorized to issue is 600 million and the number of authorized preferred shares, none of which has been issued, is 9 million.

A reconciliation of basic and diluted net income per share follows in millions, except per share amounts:

	2004	2003	2002
Net income	$ 1,406.1	$ 643.1	$ 319.2
Average shares outstanding	247.2	240.2	238.2
Basic net income per share	$ 5.69	$ 2.68	$ 1.34
Average shares outstanding	247.2	240.2	238.2
Effect of dilutive stock options	5.9	3.1	2.7
Total potential shares outstanding	253.1	243.3	240.9
Diluted net income per share	$ 5.56	$ 2.64	$ 1.33

Out of the total stock options outstanding during 2002, options to purchase 2.8 million shares were excluded from the above diluted per share computation because the options' exercise prices were greater than the average market price of the company's common stock during the related periods. All stock options outstanding were included in the computation during 2004 and 2003.

22. STOCK OPTION AND RESTRICTED STOCK AWARDS

The company issues stock options and restricted stock to key employees under plans approved by stockholders. Restricted stock is also issued to nonemployee directors under a plan approved by stockholders. Options are generally awarded with the exercise price equal to the market price and become exercisable in one to three years after grant. Options generally expire 10 years after the date of grant. According to these plans at October 31, 2004, the company is authorized to grant an additional 9.4 million shares related to stock options or restricted stock.

During the last three fiscal years, shares under option in millions were as follows:

	2004		2003		2002	
	Shares	Exercise Price*	Shares	Exercise Price*	Shares	Exercise Price*
Outstanding at beginning of year	21.2	$42.57	22.9	$41.58	20.5	$40.56
Granted – at market	3.3	61.64	3.9	45.80	4.3	42.30
Exercised	(6.2)	41.42	(4.8)	36.30	(1.6)	30.35
Expired or forfeited	(.1)	47.55	(.8)	68.68	(.3)	41.82
Outstanding at end of year	18.2	46.40	21.2	42.57	22.9	41.58
Exercisable at end of year	11.3	42.67	13.1	41.80	12.9	39.28

* Weighted-averages

Options outstanding and exercisable in millions at October 31, 2004 were as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Remaining Contractual Life (yrs)*	Exercise Price*	Shares	Exercise Price*
$21.02 – $34.13	1.4	3.33	$ 31.99	1.4	$ 31.99
$36.37 – $41.47	2.4	5.08	41.30	2.4	41.30
$42.07 – $47.36	10.0	6.92	43.50	6.3	42.90
$50.97 – $61.64	4.4	7.55	60.02	1.2	55.81
Total	18.2			11.3	

* Weighted-averages

In 2004, 2003, and 2002, the company granted 241,860, 196,294 and 12,711 shares of restricted stock with weighted-average fair values of $61.83, $45.29 and $48.43 per share, respectively. The total compensation expense for the restricted stock plans, which is being amortized over the restricted periods, was $8 million, $4 million and $2 million in 2004, 2003 and 2002, respectively.

23. EMPLOYEE INVESTMENT AND SAVINGS PLANS

The company has defined contribution plans related to employee investment and savings plans primarily in the U.S. Company contributions and costs under these plans were $43 million in 2004, $25 million in 2003 and $21 million in 2002.

24. OTHER COMPREHENSIVE INCOME ITEMS

Other comprehensive income items under FASB Statement No. 130, Reporting Comprehensive Income, are transactions recorded in stockholders' equity during the year, excluding net income and transactions with stockholders. Following are the items included in other comprehensive income (loss) and the related tax effects in millions of dollars:

	Before Tax Amount	Tax (Expense) Credit	After Tax Amount
2002			
Minimum pension liability adjustment	$ (1,620)	$ 604	$ (1,016)
Cumulative translation adjustment	(8)		(8)
Unrealized gain (loss) on derivatives:			
Hedging loss	(61)	21	(40)
Reclassification of realized loss to net income	99	(34)	65
Net unrealized gain	38	(13)	25
Unrealized holding gain and net gain on investments*	2	(1)	1
Total other comprehensive loss	$ (1,588)	$ 590	$ (998)

(continued)

	Before Tax Amount	Tax (Expense) Credit	After Tax Amount
2003			
Minimum pension liability adjustment	$ (72)	$ 26	$ (46)
Cumulative translation adjustment	210	4	214
Unrealized gain (loss) on derivatives:			
Hedging loss	(41)	14	(27)
Reclassification of realized loss to net income	79	(27)	52
Net unrealized gain	38	(13)	25
Unrealized holding gain and net gain on investments*	9	(3)	6
Total other comprehensive income	$ 185	$ 14	$ 199
2004			
Minimum pension liability adjustment	$ 1,627	$ (606)	$ 1,021
Cumulative translation adjustment	86	2	88
Unrealized gain (loss) on derivatives:			
Hedging loss	(19)	7	(12)
Reclassification of realized loss to net income	44	(16)	28
Net unrealized gain	25	(9)	16
Unrealized gain on investments:			
Holding gain	3	(1)	2
Reclassification of realized gain to net income	(3)	1	(2)
Net unrealized gain			
Total other comprehensive income	$ 1,738	$ (613)	$ 1,125

* Reclassification of realized gains or losses to net income were not material.

25. FINANCIAL INSTRUMENTS

The fair values of financial instruments which do not approximate the carrying values in the financial statements at October 31 in millions of dollars follow:

	2004		2003	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financing receivables	$11,233	$11,173	$ 9,974	$ 9,994
Long-term borrowings				
Equipment Operations	$ 2,728	$ 3,149	$ 2,727	$ 3,109
Financial Services	8,362	8,770	7,677	7,687
Total	$11,090	$11,919	$10,404	$10,796

Fair Value Estimates

Fair values of the long-term financing receivables with fixed rates were based on the discounted values of their related cash flows at current market interest rates. The fair values of the remaining financing receivables approximated the carrying amounts.

Fair values of long-term borrowings with fixed rates were based on the discounted values of their related cash flows at current market interest rates. Certain long-term borrowings have been swapped to current variable interest rates. The carrying values of these long-term borrowings include adjustments related to fair value hedges.

Derivatives

It is the company's policy that derivative transactions are executed only to manage exposures arising in the normal course of business and not for the purpose of creating speculative positions or trading. The company's credit operations manage the relationship of the types and amounts of their funding sources to their receivable and lease portfolio in an effort to diminish risk due to interest rate and foreign currency fluctuations, while responding to favorable financing opportunities. The company also has foreign currency exposures at some of its foreign and domestic operations related to buying, selling and financing in currencies other than the local currencies.

Interest Rate Swaps

The company enters into interest rate swap agreements primarily to more closely match the fixed or floating interest rates of the credit operations' borrowings to those of the assets being funded.

Certain interest rate swaps were designated as hedges of future cash flows from commercial paper and variable interest rate borrowings. The effective portion of the fair value gains or losses on these cash flow hedges are recorded in other comprehensive income and subsequently reclassified into interest expense as payments are accrued and the swaps approach maturity. These amounts offset the effects of interest rate changes on the related borrowings. The amount of the loss recorded in other comprehensive income at October 31, 2004 that is expected to be reclassified to earnings in the next 12 months if interest rates remain unchanged is approximately $5 million after-tax. These swaps mature in up to 43 months.

Certain interest rate swaps were designated as fair value hedges of fixed-rate, long-term borrowings. The effective portion of the fair value gains or losses on these swaps were offset by fair value adjustments in the underlying borrowings.

Any ineffective portions of the gains or losses on all cash flow and fair value interest rate swaps designated as hedges were recognized immediately in interest expense and were not material. The amounts of gains or losses reclassified from unrealized in other comprehensive income to realized in earnings as a result of the discontinuance of cash flow hedges were not material. There were no components of cash flow or fair value hedges that were excluded from the assessment of effectiveness.

The company has certain interest rate swap agreements that are not designated as hedges under FASB Statement No. 133 and the fair value gains or losses are recognized directly in earnings. These instruments relate to swaps that are used to facilitate certain borrowings.

Foreign Exchange Forward Contracts, Swaps and Options

The company has entered into foreign exchange forward contracts, swaps and purchased options in order to manage the currency exposure of certain receivables, liabilities, borrowings and expected inventory purchases. These derivatives were not designated as hedges under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The fair value gains or losses from these foreign currency derivatives are recognized directly in earnings, generally offsetting the foreign exchange gains or losses on the exposures being managed.

The company has designated cross currency interest rate swaps as fair value hedges of certain long-term borrowings. The effective portion of the fair value gains or losses on these swaps are offset by fair value adjustments in the underlying borrowings and the ineffectiveness was not material. The company has also designated foreign exchange forward contracts and currency swaps as cash flow hedges of long-term borrowings. The effective portion of the fair value gains or losses on these forward contracts and swaps is recorded in other comprehensive income and subsequently reclassified into earnings as payments are accrued and these instruments approach maturity. This offsets the exchange rate effects on the borrowing being hedged and the ineffectiveness was not material.

26. CASH FLOW INFORMATION

For purposes of the statement of consolidated cash flows, the company considers investments with original maturities of three months or less to be cash equivalents. Substantially all of the company's short-term borrowings, excluding the current maturities of long-term borrowings, mature within three months or less.

The Equipment Operations sell most of their trade receivables to Financial Services. These intercompany cash flows are eliminated in the consolidated cash flows.

Cash payments for interest and income taxes consisted of the following in millions of dollars:

	2004	2003	2002
Interest:			
Equipment Operations*	$ 357	$ 354	$ 312
Financial Services	395	416	413
Intercompany eliminations*	(241)	(226)	(187)
Consolidated	$ 511	$ 544	$ 538
Income taxes:			
Equipment Operations	$ 395	$ 74	$ 188
Financial Services	167	152	131
Intercompany eliminations	(138)	(142)	(118)
Consolidated	$ 424	$ 84	$ 201

* Includes interest compensation to Financial Services for financing trade receivables.

27. SEGMENT AND GEOGRAPHIC AREA DATA FOR THE YEARS ENDED OCTOBER 31, 2004, 2003 AND 2002

The company's operations are organized and reported in four major business segments described as follows:

The agricultural equipment segment manufactures and distributes a full line of farm equipment and related service parts – including tractors; combine, cotton and sugarcane harvesters; tillage, seeding and soil preparation machinery; sprayers; hay and forage equipment; material handling equipment; and integrated agricultural management systems technology. In 2004, the special technologies group's results were transferred from the "Other" segment to the agricultural equipment segment due to changes in internal reporting. The following information for the agricultural segment has been restated for this change in 2003 and 2002.

The commercial and consumer equipment segment manufactures and distributes equipment, products and service parts for commercial and residential uses – including small tractors for lawn, garden, commercial and utility purposes; walk-behind mowers; golf course equipment; utility vehicles (including those commonly referred to as all-terrain vehicles, or "ATVs"); landscape products and irrigation equipment; and other outdoor power products.

The construction and forestry segment manufactures, distributes to dealers and sells at retail a broad range of machines and service parts used in construction, earthmoving, material handling and timber harvesting – including backhoe loaders; crawler dozers and loaders; four-wheel-drive loaders; excavators; motor graders; articulated dump trucks; landscape loaders; skid-steer loaders; and log skidders, feller bunchers, log loaders, log forwarders, log harvesters and related attachments.

The products and services produced by the equipment segments are marketed primarily through independent retail dealer networks and major retail outlets.

The credit segment primarily finances sales and leases by John Deere dealers of new and used agricultural, commercial and consumer, and construction and forestry equipment. In addition, it provides wholesale financing to dealers of the foregoing equipment, provides operating loans, finances retail revolving charge accounts and plans to offer certain crop risk mitigation products.

Certain operations do not meet the materiality threshold of FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, and have been grouped together as an "Other" segment. In 2004, the special technologies group's results, which were previously included in the "Other" segment, were transferred to the agricultural equipment segment due to changes in internal reporting. The information for the "Other" segment was restated for this change in 2003 and 2002 and, as a result, consists of only the health care operations in those years. In 2004, the "Other" segment information primarily consists of the health care operations, as well as certain miscellaneous service operations added in 2004.

Corporate assets are primarily the Equipment Operations' prepaid pension costs, deferred income tax assets, other receivables and cash and cash equivalents as disclosed in Note 29, net of certain intercompany eliminations.

Because of integrated manufacturing operations and common administrative and marketing support, a substantial number of allocations must be made to determine operating segment and geographic area data. Intersegment sales and revenues represent sales of components and finance charges which are generally based on market prices.

Information relating to operations by operating segment in millions of dollars follows. In addition to the following unaffiliated sales and revenues by segment, intersegment sales and revenues in 2004, 2003 and 2002 were as follows: agricultural equipment net sales of $88 million, $61 million and $54 million, construction and forestry net sales of $11 million, $9 million and none, and credit revenues of $216 million, $209 million and $167 million, respectively.

OPERATING SEGMENTS	2004	2003	2002
Net sales and revenues			
Unaffiliated customers:			
Agricultural equipment net sales	$ 9,717	$ 7,390**	$ 6,792**
Commercial and consumer equipment net sales	3,742	3,231	2,712
Construction and forestry net sales	4,214	2,728	2,199
Total net sales	17,673	13,349	11,703
Credit revenues	1,276	1,347	1,426
Other revenues	1,037	839	818
Total	$19,986	$15,535	$13,947

** See following ** note.

OPERATING SEGMENTS	2004	2003	2002
Operating profit (loss)*			
Agricultural equipment	$ 1,072	$ 329**	$ 397**
Commercial and consumer equipment	246	227	79
Construction and forestry	587	152	(75)
Credit***	466	474	386
Other***	5	30**	30**
Total operating profit	2,376	1,212	817
Interest income	64	59	66
Interest expense	(205)	(217)	(223)
Foreign exchange loss from equipment operations' financing activities	(10)	(12)	(17)
Corporate expenses – net	(111)	(62)	(66)
Income taxes	(708)	(337)	(258)
Total	(970)	(569)	(498)
Net income	$ 1,406	$ 643	$ 319

* In 2004 and 2003, there was no goodwill amortization and the costs or income for special items were not material. In 2002, the operating profit (loss) of the agricultural equipment, commercial and consumer equipment and construction and forestry segments included pretax goodwill amortization of $27 million, $14 million and $17 million, respectively, for a total of $58 million. In 2002, operating profit (loss) of the agricultural equipment, commercial and consumer equipment and construction and forestry segments included expense for special items of $21 million, $24 million and $27 million, respectively, for a total of $72 million (see Note 2).

** Years 2003 and 2002 were restated for sales of $41 million and $54 million, operating losses of $8 million and $42 million and identifiable assets of $67 million and $73 million, respectively, for the transfer of the special technologies group's results from the "Other" segment to the agricultural equipment segment. Other insignificant restatements of the agricultural equipment segment information related to this transfer were also made.

*** Operating profit of the credit business segment includes the effect of interest expense, which is the largest element of its operating costs, and foreign exchange gains or losses. Operating profit of the "Other" segment includes health care investment income.

(continued)

OPERATING SEGMENTS	2004	2003	2002
Interest income*			
Agricultural equipment	$ 6	$ 6	$ 7
Commercial and consumer equipment	5	4	5
Construction and forestry	8	8	7
Credit**	992	1,000	948
Corporate	64	59	66
Intercompany**	(241)	(226)	(187)
Total	$ 834	$ 851	$ 846

* Does not include finance rental income for equipment on operating leases.

** Includes interest income from Equipment Operations for financing trade receivables.

OPERATING SEGMENTS	2004	2003	2002
Interest expense			
Agricultural equipment*	$ 127	$ 133	$ 94
Commercial and consumer equipment*	54	48	46
Construction and forestry*	24	19	18
Credit	423	437	443
Corporate	205	218	223
Intercompany*	(241)	(226)	(187)
Total	$ 592	$ 629	$ 637

* Includes interest compensation to credit operations for financing trade receivables.

OPERATING SEGMENTS	2004	2003	2002
Depreciation* and amortization expense			
Agricultural equipment	$ 225	$ 213	$ 232
Commercial and consumer equipment	73	69	81
Construction and forestry	65	60	82
Credit	250	281	322
Other	8	8	8
Total	$ 621	$ 631	$ 725

* Includes depreciation for equipment on operating leases.

OPERATING SEGMENTS	2004	2003	2002
Equity in income (loss) of unconsolidated affiliates			
Agricultural equipment	$ 2	$ (2)	$ (10)
Commercial and consumer equipment	(2)	(1)	
Construction and forestry		12	(11)
Credit	1		(4)
Total	$ 1	$ 9	$ (25)

OPERATING SEGMENTS	2004	2003	2002
Identifiable operating assets			
Agricultural equipment	$ 3,145	$ 2,778**	$ 2,948**
Commercial and consumer equipment	1,330	1,295	1,324
Construction and forestry	1,970	1,461	1,423
Credit	15,937	14,714	13,671
Other	368	321**	283**
Corporate	6,004	5,689	4,119
Total	$28,754	$26,258	$23,768

** See previous ** note in the operating profit information.

(continued)

OPERATING SEGMENTS	2004	2003	2002
Capital additions			
Agricultural equipment	$ 246	$ 205	$ 233
Commercial and consumer equipment	64	71	62
Construction and forestry	37	38	59
Credit	4	4	3
Other	14	2	1
Total	$ 365	$ 320	$ 358
Investment in unconsolidated affiliates			
Agricultural equipment	$ 18	$ 19	$ 22
Commercial and consumer equipment	4	6	6
Construction and forestry	81	167	145
Credit	4	3	7
Other		1	1
Total	$ 107	$ 196	$ 181

The company views and has historically disclosed its operations as consisting of two geographic areas, the U.S. and Canada, and outside the U.S. and Canada, shown below in millions of dollars. Operating income for these areas has been disclosed in addition to the requirements under FASB Statement No. 131. No individual foreign country's net sales and revenues were material for disclosure purposes.

GEOGRAPHIC AREAS	2004	2003	2002
Net sales and revenues			
Unaffiliated customers:			
U.S. and Canada:			
Equipment Operations net sales (91%)*	$12,332	$ 9,249	$ 8,199
Financial Services revenues (88%)*	1,845	1,861	1,950
Total	14,177	11,110	10,149
Outside U.S. and Canada:			
Equipment Operations net sales	5,340	4,100	3,504
Financial Services revenues	214	165	127
Total	5,554	4,265	3,631
Other revenues	255	160	167
Total	$19,986	$15,535	$13,947

* The percentages indicate the approximate proportion of each amount that relates to the U.S. only and are based upon a three-year average for 2004, 2003 and 2002.

	2004	2003	2002
Operating profit			
U.S. and Canada:			
Equipment Operations	$ 1,284	$ 386	$ 170
Financial Services	418	469	410
Total	1,702	855	580
Outside U.S. and Canada:			
Equipment Operations	621	322	231
Financial Services	53	35	6
Total	674	357	237
Total	$ 2,376	$ 1,212	$ 817

(continued)

GEOGRAPHIC AREAS	2004	2003	2002
Property and equipment			
U.S.	$ 1,328	$ 1,297	$ 1,285
Germany	276	241	192
Mexico	200	215	217
Other countries	358	323	304
Total	$ 2,162	$ 2,076	$ 1,998

28. SUPPLEMENTAL INFORMATION (UNAUDITED)

Quarterly information with respect to net sales and revenues and earnings is shown in the following schedule. Such information is shown in millions of dollars except for per share amounts.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004				
Net sales and revenues	$3,484	$5,877	$5,418	$5,207
Income before income taxes	262	742	585	525
Net income	171	477	401	357
Net income per share – basic	.70	1.93	1.61	1.44
Net income per share – diluted	.68	1.88	1.58	1.41
Dividends declared per share	.22	.28	.28	.28
Dividends paid per share	.22	.22	.28	.28
2003				
Net sales and revenues	$2,794	$4,400	$4,402	$3,939
Income before income taxes	106	398	370	97
Net income	68	257	247	71
Net income per share – basic	.28	1.08	1.03	.29
Net income per share – diluted	.28	1.07	1.02	.27
Dividends declared per share	.22	.22	.22	.22
Dividends paid per share	.22	.22	.22	.22

Net income per share for each quarter must be computed independently. As a result, their sum may not equal the total net income per share for the year.

Common stock per share sales prices from New York Stock Exchange composite transactions quotations follow:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004 Market price				
High	$67.41	$74.93	$70.49	$65.95
Low	$59.20	$60.00	$60.60	$56.72
2003 Market price				
High	$51.60	$43.80	$49.96	$60.75
Low	$41.30	$37.56	$42.45	$48.25

At October 31, 2004, there were 30,091 holders of record of the company's $1 par value common stock.

Dividend and Other Events

A quarterly cash dividend of $.28 per share was declared at the board of directors' meeting held on December 1, 2004, payable on February 1, 2005.

On December 1, 2004, the company's board of directors authorized the repurchase of up to $1 billion of company common stock. Repurchases of company common stock under this plan will be made from time to time, at the company's discretion, in the open market or through privately negotiated transactions.

29. SUPPLEMENTAL CONSOLIDATING DATA

INCOME STATEMENT

For the Years Ended October 31, 2004, 2003 and 2002
(In millions of dollars)

	EQUIPMENT OPERATIONS*			FINANCIAL SERVICES		
	2004	2003	2002	2004	2003	2002
Net Sales and Revenues						
Net sales	$ 17,673.0	$ 13,349.1	$ 11,702.8			
Finance and interest income	83.2	77.6	85.6	$ 1,353.7	$ 1,424.0	$ 1,440.6
Health care premiums and fees				784.8	683.1	654.2
Other income	236.1	145.3	146.0	154.3	145.3	167.3
Total	17,992.3	13,572.0	11,934.4	2,292.8	2,252.4	2,262.1
Costs and Expenses						
Cost of sales	13,582.3	10,767.5	9,608.1			
Research and development expenses	611.6	577.3	527.8			
Selling, administrative and general expenses	1,647.6	1,284.7	1,153.5	477.1	466.3	510.2
Interest expense	205.0	217.6	222.9	423.3	437.2	443.1
Interest compensation to Financial Services	205.1	199.6	158.1			
Health care claims and costs				650.3	536.1	518.4
Other operating expenses	97.7	57.8	81.4	271.4	309.0	370.3
Total	16,349.3	13,104.5	11,751.8	1,822.1	1,748.6	1,842.0
Income of Consolidated Group before Income Taxes	1,643.0	467.5	182.6	470.7	503.8	420.1
Provision for income taxes	546.4	162.4	104.2	162.1	174.5	154.1
Income of Consolidated Group	1,096.6	305.1	78.4	308.6	329.3	266.0
Equity in Income (Loss) of Unconsolidated Subsidiaries and Affiliates						
Credit	306.2	310.5	243.0	.6	.2	(3.8)
Other	3.3	27.5	(2.2)		.2	
Total	309.5	338.0	240.8	.6	.4	(3.8)
Net Income	$ 1,406.1	$ 643.1	$ 319.2	$ 309.2	$ 329.7	$ 262.2

* Deere & Company with Financial Services on the equity basis.

The supplemental consolidating data is presented for informational purposes. The "Equipment Operations" (Deere & Company with Financial Services on the Equity Basis) reflect the basis of consolidation described in Note 1 to the consolidated financial statements. The consolidated group data in the "Equipment Operations" income statement reflect the results of the agricultural equipment, commercial and consumer equipment and construction and forestry operations. The supplemental "Financial Services" data represent primarily Deere & Company's credit and health care operations. Transactions between the "Equipment Operations" and "Financial Services" have been eliminated to arrive at the consolidated financial statements.

29. SUPPLEMENTAL CONSOLIDATING DATA (continued)

BALANCE SHEET
As of October 31, 2004 and 2003
(In millions of dollars except per share amounts)

	EQUIPMENT OPERATIONS*		FINANCIAL SERVICES	
ASSETS	**2004**	**2003**	**2004**	**2003**
Cash and cash equivalents	$ 2,915.1	$ 4,009.3	$ 266.0	$ 375.2
Cash equivalents deposited with unconsolidated subsidiaries	224.4	278.1		
Cash and cash equivalents	3,139.5	4,287.4	266.0	375.2
Marketable securities			246.7	231.8
Receivables from unconsolidated subsidiaries and affiliates	1,469.5	178.8	.7	274.3
Trade accounts and notes receivable - net	781.5	646.1	2,765.8	2,279.1
Financing receivables - net	64.7	63.5	11,167.9	9,910.7
Other receivables	498.4	236.6	164.6	191.7
Equipment on operating leases - net	8.9	11.9	1,288.0	1,369.9
Inventories	1,999.1	1,366.1		
Property and equipment - net	2,112.3	2,042.9	49.4	32.7
Investments in unconsolidated subsidiaries and affiliates	2,250.2	2,431.2	4.1	3.8
Goodwill	973.6	871.9		.2
Other intangible assets - net	21.6	252.6	.1	.2
Prepaid pension costs	2,474.5	62.0	18.6	.6
Other assets	206.2	195.0	309.1	339.4
Deferred income taxes	656.7	1,590.8		3.2
Deferred charges	86.8	78.4	23.7	22.1
Total Assets	$ 16,743.5	$ 14,315.2	$ 16,304.7	$ 15,034.9
LIABILITIES AND STOCKHOLDERS' EQUITY				
LIABILITIES				
Short-term borrowings	$ 311.9	$ 577.0	$ 3,145.6	$ 3,770.2
Payables to unconsolidated subsidiaries and affiliates	142.8	96.7	1,676.3	419.4
Accounts payable and accrued expenses	3,683.8	2,771.5	631.0	640.7
Health care claims and reserves			135.9	94.1
Accrued taxes	162.0	209.9	17.2	16.6
Deferred income taxes	35.9	11.5	155.3	137.2
Long-term borrowings	2,728.5	2,727.5	8,361.9	7,676.7
Retirement benefit accruals and other liabilities	3,285.8	3,919.0	33.9	40.8
Total liabilities	10,350.7	10,313.1	14,157.1	12,795.7
STOCKHOLDERS' EQUITY				
Common stock, $1 par value (authorized – 600,000,000 shares; issued – 268,215,602 shares in 2004 and 2003), at stated value	2,043.5	1,987.8	974.1	968.6
Common stock in treasury, 21,356,458 shares in 2004 and 24,694,170 shares in 2003, at cost	(1,040.4)	(1,141.4)		
Unamortized restricted stock compensation	(12.7)	(5.8)		
Retained earnings	5,445.1	4,329.5	1,142.7	1,277.7
Total	6,435.5	5,170.1	2,116.8	2,246.3
Minimum pension liability adjustment	(57.2)	(1,078.0)		
Cumulative translation adjustment	9.1	(79.2)	24.3	1.5
Unrealized loss on derivatives	(6.4)	(22.4)	(5.3)	(20.2)
Unrealized gain on investments	11.8	11.6	11.8	11.6
Accumulated other comprehensive income (loss)	(42.7)	(1,168.0)	30.8	(7.1)
Total stockholders' equity	6,392.8	4,002.1	2,147.6	2,239.2
Total Liabilities and Stockholders' Equity	$ 16,743.5	$ 14,315.2	$ 16,304.7	$ 15,034.9

* Deere & Company with Financial Services on the equity basis.

The supplemental consolidating data is presented for informational purposes. The "Equipment Operations" (Deere & Company with Financial Services on the Equity Basis) reflect the basis of consolidation described in Note 1 to the consolidated financial statements. The supplemental "Financial Services" data represent primarily Deere & Company's credit and health care operations. Transactions between the "Equipment Operations" and "Financial Services" have been eliminated to arrive at the consolidated financial statements.

29. SUPPLEMENTAL CONSOLIDATING DATA (continued)

STATEMENT OF CASH FLOWS

For the Years Ended October 31, 2004, 2003 and 2002
(In millions of dollars)

	EQUIPMENT OPERATIONS*			FINANCIAL SERVICES		
	2004	2003	2002	2004	2003	2002
Cash Flows from Operating Activities						
Net income	$ 1,406.1	$ 643.1	$ 319.2	$ 309.2	$ 329.7	$ 262.2
Adjustments to reconcile net income to net cash provided by operating activities:						
Provision for doubtful receivables	9.3	17.9	6.5	42.1	88.9	154.2
Provision for depreciation and amortization	362.7	341.6	394.8	291.7	329.0	366.3
Undistributed earnings of unconsolidated subsidiaries and affiliates	156.2	(86.9)	156.2	(.5)	(.4)	3.8
Provision (credit) for deferred income taxes	374.4	19.8	(19.2)	10.6	13.3	18.0
Changes in assets and liabilities:						
Receivables	(112.9)	338.6	116.7	35.6	(42.5)	(3.8)
Inventories	(293.6)	84.1	85.8			
Accounts payable and accrued expenses	916.0	(162.0)	107.9	(9.0)	(29.6)	(4.2)
Other**	(1,435.0)	7.1	219.9	(26.3)	5.9	(26.3)
Net cash provided by operating activities	1,383.2	1,203.3	1,387.8	653.4	694.3	770.2
Cash Flows from Investing Activities						
Collections of receivables	37.0	11.5	8.7	24,015.1	19,396.3	14,992.3
Proceeds from sales of financing receivables				2,333.6	1,941.0	2,967.8
Proceeds from maturities and sales of marketable securities				66.7	76.4	75.4
Proceeds from sales of equipment on operating leases	.8	.1	1.6	443.6	514.4	493.6
Proceeds from sales of businesses	90.4	22.5	53.5	.2		
Cost of receivables acquired	(17.3)	(4.2)	(27.4)	(27,864.3)	(22,011.5)	(17,861.4)
Purchases of marketable securities				(79.5)	(118.2)	(87.8)
Purchases of property and equipment	(345.9)	(303.4)	(354.5)	(18.0)	(6.2)	(4.2)
Cost of operating leases acquired		(2.8)	(6.1)	(571.1)	(470.9)	(481.8)
Acquisitions of businesses, net of cash acquired	(192.9)	(10.6)	(9.3)			(9.7)
Decrease (increase) in receivables from unconsolidated affiliates				274.3	(14.5)	54.1
Other	34.4	9.4	80.3	(37.2)	(39.3)	(79.5)
Net cash provided by (used for) investing activities	(393.5)	(277.5)	(253.2)	(1,436.6)	(732.5)	58.8
Cash Flows from Financing Activities						
Increase (decrease) in short-term borrowings	(63.3)	(123.2)	(304.6)	(292.8)	250.1	(1,108.6)
Change in intercompany receivables/payables	(1,656.1)	50.5	29.6	1,264.3	(563.2)	(882.0)
Proceeds from long-term borrowings	10.9	9.1	708.3	2,178.7	3,303.8	3,865.4
Principal payments on long-term borrowings	(267.4)	(19.0)	(75.9)	(2,045.2)	(2,523.7)	(2,695.1)
Proceeds from issuance of common stock	250.8	174.5	48.0			
Repurchases of common stock	(193.1)	(.4)	(1.2)			
Dividends paid	(246.6)	(210.5)	(208.9)	(444.2)	(247.9)	(399.5)
Other	(.4)	(1.8)	(1.5)	2.7		
Net cash provided by (used for) financing activities	(2,165.2)	(120.8)	193.8	663.5	219.1	(1,219.8)
Effect of Exchange Rate Changes on Cash	27.6	53.1	2.3	10.5	18.0	(7.6)
Net Increase (Decrease) in Cash and Cash Equivalents	(1,147.9)	858.1	1,330.7	(109.2)	198.9	(398.4)
Cash and Cash Equivalents at Beginning of Year	4,287.4	3,429.3	2,098.6	375.2	176.3	574.7
Cash and Cash Equivalents at End of Year	$ 3,139.5	$ 4,287.4	$ 3,429.3	$ 266.0	$ 375.2	$ 176.3

* Deere & Company with Financial Services on the equity basis.

**Primarily related to pension and other postretirement benefits in 2004.

The supplemental consolidating data is presented for informational purposes. The "Equipment Operations" (Deere & Company with Financial Services on the Equity Basis) reflect the basis of consolidation described in Note 1 to the consolidated financial statements. The supplemental "Financial Services" data represent primarily Deere & Company's credit and health care operations. Transactions between the "Equipment Operations" and "Financial Services" have been eliminated to arrive at the consolidated financial statements.

DEERE & COMPANY

SELECTED FINANCIAL DATA

(Dollars in millions except per share amounts)

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
Net sales and revenues	$19,986	$15,535	$13,947	$13,293	$13,137	$11,751	$13,822	$12,791	$11,229	$10,291
Net sales	17,673	13,349	11,703	11,077	11,169	9,701	11,926	11,082	9,640	8,830
Finance and interest income	1,196	1,276	1,339	1,445	1,321	1,104	1,007	867	763	660
Research and development expenses	612	577	528	590	542	458	445	412	370	327
Selling, administrative and general expenses	2,117	1,744	1,657	1,717	1,505	1,362	1,309	1,321	1,147	1,001
Interest expense	592	629	637	766	677	557	519	422	402	393
Income (loss) before goodwill amortization	1,406	643	372	(13)	526	264	1,036	978	828	713
Goodwill amortization – after-tax			53	51	40	25	15	18	11	7
Net income (loss)	1,406	643	319	(64)	486	239	1,021	960	817	706
Return on net sales	8.0%	4.8%	2.7%	(.6)%	4.3%	2.5%	8.6%	8.7%	8.5%	8.0%
Return on beginning stockholders' equity	35.1%	20.3%	8.0%	(1.5)%	11.9%	5.9%	24.6%	27.0%	26.5%	27.6%
Income (loss) per share before goodwill amortization – basic	$ 5.69	$ 2.68	$ 1.56	$ (.05)	$ 2.24	$ 1.14	$ 4.26	$ 3.85	$ 3.18	$ 2.74
Net income (loss) per share – basic	5.69	2.68	1.34	(.27)	2.07	1.03	4.20	3.78	3.14	2.71
Net income (loss) per share – diluted	5.56	2.64	1.33	(.27)	2.06	1.02	4.16	3.74	3.11	2.69
Dividends declared per share	1.06	.88	.88	.88	.88	.88	.88	.80	.80	.75
Dividends paid per share	1.00	.88	.88	.88	.88	.88	.86	.80	.80	.73⅓
Average number of common shares outstanding (in millions) - basic	247.2	240.2	238.2	235.0	234.3	232.9	243.3	253.7	260.5	260.5
- diluted	253.1	243.3	240.9	236.8	236.0	234.4	245.7	256.6	263.2	262.5
Total assets	$28,754	$26,258	$23,768	$22,663	$20,469	$17,578	$18,002	$16,320	$14,653	$13,847
Trade accounts and notes receivable – net	3,207	2,619	2,734	2,923	3,169	3,251	4,059	3,334	3,153	3,260
Financing receivables – net	11,233	9,974	9,068	9,199	8,276	6,743	6,333	6,405	5,912	5,345
Equipment on operating leases – net	1,297	1,382	1,609	1,939	1,954	1,655	1,209	775	430	259
Inventories	1,999	1,366	1,372	1,506	1,553	1,294	1,287	1,073	829	721
Property and equipment – net	2,162	2,076	1,998	2,052	1,912	1,782	1,700	1,524	1,352	1,336
Short-term borrowings:										
Equipment Operations	312	577	398	773	928	642	1,512	171	223	396
Financial Services	3,146	3,770	4,039	5,425	4,831	3,846	3,810	3,604	2,921	2,744
Total	3,458	4,347	4,437	6,198	5,759	4,488	5,322	3,775	3,144	3,140
Long-term borrowings:										
Equipment Operations	2,728	2,727	2,989	2,210	1,718	1,036	553	540	626	703
Financial Services	8,362	7,677	5,961	4,351	3,046	2,770	2,239	2,083	1,799	1,473
Total	11,090	10,404	8,950	6,561	4,764	3,806	2,792	2,623	2,425	2,176
Total stockholders' equity	6,393	4,002	3,163	3,992	4,302	4,094	4,080	4,147	3,557	3,085
Book value per share	$ 25.90	$ 16.43	$ 13.24	$ 16.82	$ 18.34	$ 17.51	$ 17.56	$ 16.57	$ 13.83	$ 11.78
Capital expenditures	$ 364	$ 313	$ 358	$ 495	$ 419	$ 308	$ 438	$ 492	$ 277	$ 263
Number of employees (at year end)	46,465	43,221	43,051	45,069	43,670	38,726	37,002	34,420	33,919	33,375

STOCKHOLDER INFORMATION

ANNUAL MEETING

The annual meeting of company stockholders will be held at 10 a.m. on February 23, 2005, at Deere & Company World Headquarters, One John Deere Place, Moline, Illinois.

TRANSFER AGENT & REGISTRAR

Send address changes, certificates for transfer and inquiries concerning lost, stolen or destroyed stock certificates or dividend checks to:

Deere & Company
c/o The Bank of New York
Receive & Deliver Dept. - 11W
P.O. Box 11002, Church Street Station,
New York, NY 10286

Phone toll-free: 1-800-268-7369
From outside the U.S., call: (610) 382-7833
TTY: 1-888-269-5221
www.stockbny.com

DIVIDEND REINVESTMENT & DIRECT PURCHASE PLAN

Investors may purchase initial Deere & Company shares and automatically reinvest dividends through The Bank of New York's *BuyDIRECT*SM Plan. Automatic monthly cash investments can be made through electronic debits.

For inquiries about existing reinvestment accounts, call the toll-free number above, or write to:

Deere & Company - DRP
c/o The Bank of New York
P.O. Box 1958
Newark, NJ 07101-9774

For enrollment information only, call toll-free 1-800-727-7033.

STOCKHOLDER RELATIONS

Deere & Company welcomes your comments:

Deere & Company
Stockholder Relations Department
One John Deere Place, Moline, IL 61265-8098
Phone: (309) 765-4539 Fax: (309) 765-5671
www.JohnDeere.com

INVESTOR RELATIONS

Securities analysts, portfolio managers and representatives of financial institutions may contact:

Marie Ziegler
Vice President, Investor Relations
Deere & Company
One John Deere Place, Moline, IL 61265-8098
Phone: (309) 765-4491
www.JohnDeere.com

STOCK EXCHANGES

Deere & Company common stock is listed on the New York and Chicago Stock Exchanges under the ticker symbol DE, and on the Frankfurt, Germany, Stock Exchange under the ticker symbol DCO.

FORM 10-K

The Form 10-K annual report to the Securities and Exchange Commission will be available online in January, or upon written request to Deere & Company Stockholder Relations.

AUDITORS

Deloitte & Touche LLP
Chicago, Illinois

CERTIFICATIONS REGARDING PUBLIC DISCLOSURES & LISTING STANDARDS

Deere has filed with the Securities and Exchange Commission as exhibits 31.1 and 31.2 to its Form 10-K for the year ended October 31, 2004, the certification required by Section 302 of the Sarbanes-Oxley Act regarding the quality of the company's public disclosure. In addition, the annual certification of the Chief Executive Officer regarding compliance by Deere with the corporate governance listing standards of the New York Stock Exchange was submitted without qualification to the New York Stock Exchange following the February 2004 annual shareholder meeting.

CORPORATE LEADERSHIP

ROBERT W. LANE (23)
Chairman and Chief Executive Officer

JAMES R. JENKINS (4)
Senior Vice President and General Counsel

NATHAN J. JONES (26)
Senior Vice President and Chief Financial Officer

JAMES M. FIELD (10)
Vice President and Comptroller

MERTROE B. HORNBUCKLE (29)
Vice President, Human Resources

KENNETH C. HUHN (29)
Vice President, Industrial Relations

THOMAS K. JARRETT (16)
Vice President, Taxes

CURTIS G. LINKE (7)
Vice President, Corporate Communications

DANIEL C. MCCABE (30)
Vice President, Information Technology

MICHAEL J. MACK, JR. (18)
Vice President and Treasurer

ROBERT E. MOULDS (34)
Vice President, Engineering

WILLIAM F. NORTON (4)
Vice President, Worldwide Supply Management

DENNIS R. SCHWARTZ (37)
Vice President, Pension Fund and Investments

CHARLES R. STAMP, JR. (5)
Vice President, Public Affairs Worldwide

MARIE Z. ZIEGLER (26)
Vice President, Investor Relations

JAMES H. BECHT (25)
Corporate Secretary and Associate General Counsel

GARY L. MEDD (38)
Director, Internal Auditing

LINDA E. NEWBORN (32)
Chief Compliance Officer

OPERATING OFFICERS

WORLDWIDE AGRICULTURAL OPERATIONS

DAVID C. EVERITT (29)
President, Agricultural Division - Europe, Africa, Middle East, South America and Global Harvesting Equipment Sourcing

MAX A. GUINN (24)
Senior Vice President, Manufacturing and Engineering, Global Harvesting Equipment

JAMES A. ISRAEL (25)
Vice President, Marketing and Product Support - Europe, Africa & Middle East

H.J. MARKLEY (30)
President, Agricultural Division - North America, Australia, Asia and Global Tractor and Implement Sourcing

DOUGLAS C. DEVRIES (30)
Senior Vice President, Agricultural Marketing - North America, Australia & Asia

ADEL A. ZAKARIA (28)
Senior Vice President, Manufacturing and Engineering, Global Tractor and Implement Sourcing

WORLDWIDE CONSTRUCTION & FORESTRY AND WORLDWIDE PARTS

PIERRE E. LEROY (28)
President, Worldwide Construction & Forestry Division and Worldwide Parts Division

ROGER L. BRIDGES (32)
Vice President, Hitachi Joint Venture

BOB B. BROCK (26)
Senior Vice President, Worldwide Construction Sales and Marketing

BARRY W. SCHAFFTER (31)
Senior Vice President, Engineering and Manufacturing Worldwide Construction & Forestry Division

ERIC P. HANSOTIA (16)
Vice President, Forestry Equipment Worldwide Construction & Forestry Division

DIETER HECHT (36)
Vice President, Worldwide Parts Services

WORLDWIDE COMMERCIAL & CONSUMER EQUIPMENT

JOHN J. JENKINS (37)
President, Worldwide Commercial & Consumer Equipment Division

DANIEL J. REILLY (39)
Senior Vice President, Manufacturing and Product Development

ROBERT C. HOVE (25)
Vice President, Worldwide Sales

VIVIEN H. JOKLIK (3)
Vice President, Worldwide Marketing & Order Fulfillment

DAVID P. WERNING (28)
President, John Deere Landscapes

SERVICE OPERATIONS

SAMUEL R. ALLEN (29)
President, Global Financial Services, John Deere Power Systems and Corporate Human Resources

JON D. VOLKERT (10)
President, John Deere Credit

JAMES R. JABANOSKI (24)
Senior Vice President, Equipment Lending, U.S. & Canada

STEPHEN PULLIN (10)
Senior Vice President, International Financing

LAWRENCE W. SIDWELL (5)
Senior Vice President, Agricultural Financial Services

JEAN GILLES (24)
Senior Vice President, John Deere Power Systems

RICHARD L. BARTSH (12)
President, John Deere Health

( ) Figures in parentheses represent complete years of company service through 1/1/05; officers as of 1/1/05.





Directors from left: John R. Block, Crandall C. Bowles, Vance D. Coffman, T. Kevin Dunnigan, Leonard A. Hadley, Dipak C. Jain, Robert W. Lane, Arthur L. Kelly, Antonio Madero B., Joachim Milberg, Thomas H. Patrick, Aulana L. Peters, John R. Walter

BOARD OF DIRECTORS

JOHN R. BLOCK (18)
Executive Vice President and President
Wholesale Division
Food Marketing Institute
trade association

CRANDALL C. BOWLES (8)
Chairman and Chief Executive Officer
Springs Industries, Inc.
textiles

VANCE D. COFFMAN*
Chairman
Lockheed Martin Corporation
aerospace, defense and information technology

T. KEVIN DUNNIGAN (4)
Chairman
Thomas & Betts Corporation
electrical components

LEONARD A. HADLEY (10)
Retired President and Chief Executive Officer
Maytag Corporation
appliances

DIPAK C. JAIN (2)
Dean, Kellogg School of Management
Northwestern University

ARTHUR L. KELLY (11)
Managing Partner
KEL Enterprises L.P.
holding and investment partnership

ROBERT W. LANE (4)
Chairman and Chief Executive Officer
Deere & Company

ANTONIO MADERO B. (7)
Chairman and Chief Executive Officer
SANLUIS Corporación, S.A. de C.V.
automotive components manufacturing

JOACHIM MILBERG (1)
Chairman, Supervisory Board
Bayerische Motoren Werke (BMW) A.G.
motor vehicles

THOMAS H. PATRICK (4)
Retired Executive Vice Chairman
Merrill Lynch & Co., Inc.
financial services

AULANA L. PETERS (2)
Retired Partner
Gibson, Dunn & Crutcher LLP
law firm

JOHN R. WALTER (13)
Chairman
Ashlin Management Company
private investments

() Figures in parentheses represent complete years of board service through 1/1/05.
** Elected to board 8/15/04.*

COMMITTEES

AUDIT REVIEW COMMITTEE
Leonard A. Hadley, Chair
T. Kevin Dunnigan
Dipak C. Jain
Arthur L. Kelly
Joachim Milberg
Aulana L. Peters

COMPENSATION COMMITTEE
John R. Block, Chair
Crandall C. Bowles
Vance D. Coffman
Antonio Madero B.
Thomas H. Patrick
John R. Walter

CORPORATE GOVERNANCE COMMITTEE
Crandall C. Bowles, Chair
John R. Block
Vance D. Coffman
T. Kevin Dunnigan
Leonard A. Hadley
Joachim Milberg
John R. Walter

EXECUTIVE COMMITTEE
Robert W. Lane, Chair
John R. Block
Crandall C. Bowles
Leonard A. Hadley
Arthur L. Kelly

PENSION PLAN OVERSIGHT COMMITTEE
Arthur L. Kelly, Chair
Dipak C. Jain
Antonio Madero B.
Thomas H. Patrick
Aulana L. Peters

This report was printed with soy ink on recycled paper.


PRINTED WITH
SOY INK





Delivering growth through advanced harvesting technology, the 375-hp 9860 STS combine is one of John Deere's largest and most powerful models. *Deere farm machinery sales surge 31% for year.*



Driving market share growth in construction equipment are new products such as the 650J crawler dozer. *C&F sales climb 54% for year, while operating profit reaches record $587 million.*



Supporting sales growth of more productive John Deere equipment, the popular GreenStar AutoTrac assisted steering system guides machinery in the field with single-inch precision. *Offered by Deere Ag Management Solutions (AMS), AutoTrac uses GPS technology.*



Targeting growth with key new customers, the T-Series Gator (available 2005) offers increased speed, power and comfort. *C&CE sales rise 16%, to record $3.7 billion.*

- Stronger markets, new products propel Deere earnings to record high – $1.4 billion. Sales climb 32% with gains from all three equipment divisions.
- Trade receivables & inventories continue downward trend in relation to Deere sales; asset turns increase to 2.4 times.
- Plans announced for new $80 million tractor factory in Brazil, enhancing Deere's position in growing Brazilian farm sector.
- Line of fuel-efficient, powerful engines announced in response to tougher Tier III emissions standards.
- John Deere Credit reports net income of $306 million; managed portfolio shows growth of $2.1 billion.
- Deere named among nation's top-ten companies for best corporate-board practices by Citizens Advisers, a prominent investment firm.



JOHN DEERE